     As filed with the Securities and Exchange Commission on January 5, 1998

                                                       Registration No. 333-1290
================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ------------------

                                 POST-EFFECTIVE
                               AMENDMENT NO. 1 TO
                                    FORM S-4
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                               ------------------

                           NEXTEL COMMUNICATIONS, INC.
             (Exact Name of Registrant as Specified in Its Charter)


              Delaware                          4812                    36-3939651
  (State or Other Jurisdiction of   (Primary Standard Industrial     (I.R.S. Employer
   Incorporation or Organization)   Classification Code Number)   Identification Number)

                               ------------------
                             1505 Farm Credit Drive
                             McLean, Virginia 22102
                                 (703) 394-3000
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                               ------------------
                             Thomas J. Sidman, Esq.
                                 Vice President
                               and General Counsel
                           Nextel Communications, Inc.
                             1505 Farm Credit Drive
                             McLean, Virginia 22102
                                 (703) 394-3000
            (Name, Address, including zip code, and telephone number,
                   including area code, of agent for service)

                               ------------------
                                   Copies to:

                              Lisa A. Stater, Esq.
                           Jones, Day, Reavis & Pogue
                              3500 SunTrust Plaza
                           303 Peachtree Street, N.E.
                          Atlanta, Georgia 30308-3242
                                 (404) 521-3939

                                 --------------

            Approximate date of commencement of proposed sale to the public:
FROM TIME TO TIME AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                               ------------------

            If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box: [ ]

                               ------------------

            If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]

                               ------------------

            If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [ ]
                                                 ------------------

                               ------------------
      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

                                EXPLANATORY NOTE

            This Post-Effective Amendment No. 1 amends a Registration Statement on Form S-4 (No. 333-1290) relating to 10,000,000 shares of Class A Common Stock, par value $.001 per share, and/or certain Warrants of Nextel Communications, Inc. (the "Company") that may be issued from time to time by the Company in connection with its acquisitions of other businesses, properties or securities in business combination transactions. Such Registration Statement was declared effective by the Securities and Exchange Commission on April 26, 1996. The purpose of this Post-Effective Amendment No. 1 is to update the information set forth in the prospectus in such Registration Statement.

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT (INCLUDING AMENDMENT NO. 1 THERETO) RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT (INCLUDING AMENDMENT NO. 1 THERETO) BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

PROSPECTUS

                   SUBJECT TO COMPLETION DATED JANUARY 5, 1998

                           NEXTEL COMMUNICATIONS, INC.

                              CLASS A COMMON STOCK
                            PAR VALUE $.001 PER SHARE
                                       AND
                    WARRANTS TO ACQUIRE CLASS A COMMON STOCK

                                -----------------


            This Prospectus is part of a registration statement that relates to 10,000,000 shares of Class A Common Stock, par value $.001 per share (the "Common Stock"), and/or certain Warrants (the "Warrants," and collectively with the Common Stock, the "Securities") of Nextel Communications, Inc. ("Nextel" or the "Company") that may be issued from time to time by the Company in connection with its acquisition of other businesses, properties or securities in business combination transactions in accordance with Rule 415(a)(1)(viii) of Regulation C under the Securities Act of 1933, as amended (the "Securities Act"). It is expected that the terms of acquisitions involving the issuance by the Company of Securities covered by this Prospectus will be determined by direct negotiations with the owners or controlling persons of the businesses, properties or securities to be acquired. Shares of Common Stock or Warrants issued in exchange for assets or securities in business combination transactions will be valued at prices reasonably related to market prices of the Common Stock or the value of the assets to be received, respectively, at the time the terms of an acquisition are agreed upon. Shares of Common Stock issued pursuant to Warrants will be valued at or about the time of delivery of such shares.

            No underwriting discounts or commissions will be paid, although finder's fees may be paid from time to time in connection with specific acquisitions. Any person receiving such fee may be deemed to be an underwriter within the meaning of the Securities Act.

            This Prospectus also may be used by persons ("Securityholders") who received Securities covered by this Prospectus in transactions described above and who wish to resell such Securities in transactions to be registered under the Securities Act. No consideration will be received by the Company in connection with sales by Securityholders. Any such Securityholders who are participating in a resale of their Securities in a transaction to be registered hereunder pursuant to the Securities Act, and the terms of the sales of their Securities, will be set forth in a Supplement to this Prospectus.

            As of the date hereof, an aggregate of 438,972 shares of the Common Stock and none of the Warrants have been issued in connection with acquisitions covered by the registration statement of which this Prospectus is a part.
See "Securities Covered By This Prospectus."

            The Common Stock is quoted on the Nasdaq National Market ("NNM") under the symbol "NXTL." On January 2, 1998, the last reported sale price of the Common Stock on the NNM was $26.1875 per share.

            SEE "RISK FACTORS," BEGINNING ON PAGE 10 OF THIS PROSPECTUS, FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE SECURITIES OFFERED HEREBY.

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
     AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE
      SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS OR ANY
              SUPPLEMENT HERETO. ANY REPRESENTATION TO THE CONTRARY
                             IS A CRIMINAL OFFENSE.

                                -----------------

              The date of this Prospectus is _____________, 1998.

                               TABLE OF CONTENTS


AVAILABLE INFORMATION...............................................................................................3

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE...................................................................3

THE COMPANY ........................................................................................................5
            Overview................................................................................................5
            Business Plan...........................................................................................6
            Recent Developments.....................................................................................6

RISK FACTORS.......................................................................................................10
            History of and Future Expectations of Losses and Negative Cash Flow....................................10
            Risks of Implementation of Digital Mobile Networks.....................................................11
            Implementation of Digital Mobile Networks Subject to Risks of Developing Technology....................11
            Nextel to Require Additional Financing.................................................................13
            Success of Nextel is Dependent on its Ability to Compete...............................................16
            Ability to Manage Growth...............................................................................18
            Reliance on One Principal Supplier in Implementation of Digital Mobile Networks........................19
            Nextel's Prospects Are Dependent on Governmental Regulation............................................20
            Nextel's Assets Primarily Consist of Intangible FCC Licenses...........................................20
            Nextel Susceptible to Control by Significant Stockholders..............................................20
            Potential Dilution from Pending and Future Transactions................................................21
            Shares Eligible for Future Sale........................................................................22
            Dividend Policy Limits Expectation of Future Dividends.................................................22
            Potential Conflict of Interest Relationship With Motorola..............................................22
            Concerns About Mobile Communications Health Risk May Affect Prospects of Nextel........................22
            Forward Looking Statements.............................................................................23

USE OF PROCEEDS....................................................................................................23

SELECTED FINANCIAL DATA............................................................................................23

SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT...................................................26

SECURITIES COVERED BY THIS PROSPECTUS..............................................................................28

DESCRIPTION OF WARRANTS TO ACQUIRE COMMON STOCK....................................................................29

VALIDITY OF SECURITIES.............................................................................................29

EXPERTS............................................................................................................29

                              AVAILABLE INFORMATION

            The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (collectively, the "Exchange Act") and, in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). The reports, proxy statements and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Judiciary Plaza, Washington, D.C. 20549, and at the Commission's Regional Offices at 7 World Trade Center, 13th Floor, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material also may be obtained by mail from the Public Reference Section of the Commission, Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Additionally, the Commission maintains a Web site on the Internet (located at http://www.sec.gov.) that contains reports, proxy and information statements, and other information regarding registrants that file electronically with the Commission.

            The Company has filed with the Commission a Registration Statement on Form S-4 (including the exhibits and amendments thereto, the "Registration Statement") pursuant to the requirements of the Securities Act with respect to the Securities offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement, certain portions of which are omitted in accordance with the rules and regulations of the Commission and to which reference is hereby made. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed or incorporated by reference as an exhibit to the Registration Statement or as an exhibit to documents incorporated by reference in this Prospectus (see "Incorporation of Certain Information By Reference"), reference is made to the respective exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. Copies of the Registration Statement together with exhibits may be inspected at the office of the Commission in Washington, D.C. without charge, and copies thereof may be obtained therefrom upon payment of a prescribed fee.

            NO PERSONS HAVE BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES IN ANY JURISDICTION TO OR FROM ANY PERSON TO WHOM IT IS NOT LAWFUL TO MAKE ANY SUCH OFFER OR SOLICITATION IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF SECURITIES MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE AN IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

                INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

            THIS PROSPECTUS INCORPORATES CERTAIN DOCUMENTS BY REFERENCE WHICH ARE NOT PRESENTED HEREIN OR DELIVERED HEREWITH. SUCH DOCUMENTS (OTHER THAN EXHIBITS TO SUCH DOCUMENTS UNLESS SUCH EXHIBITS ARE SPECIFICALLY INCORPORATED BY REFERENCE) ARE AVAILABLE WITHOUT CHARGE TO ANY PERSON TO WHOM THIS PROSPECTUS IS DELIVERED UPON WRITTEN OR ORAL REQUEST. REQUESTS FOR SUCH DOCUMENTS SHOULD BE DIRECTED TO NEXTEL COMMUNICATIONS, INC., 1505 FARM CREDIT DRIVE, MCLEAN, VIRGINIA 22102, ATTENTION: INVESTOR RELATIONS, TELEPHONE: (703) 394-3500.

            The information in the following documents filed by the Company with the Commission (File No. 0-19656) pursuant to the Exchange Act is incorporated by reference in this Prospectus:

                        (i) Annual Report on Form 10-K for the year ended December 31, 1996 filed with the Commission on March 31, 1997;

                        (ii) Quarterly Reports on Form 10-Q for the quarters ended (a) March 31, 1997 dated and filed with the Commission on May 15, 1997, (b) June 30, 1997 dated and filed with the Commission on August 12, 1997, and (c) September 30, 1997 dated and filed with the Commission on November 14, 1997;

                        (iii) Current Reports on Form 8-K: (a) dated and filed
            with the Commission on January 21, 1997, (b) dated and filed with the Commission on February 7, 1997, (c) dated and filed with the Commission on March 18, 1997, (d) dated and filed with the Commission on April 15, 1997, (e) dated June 2, 1997 and filed with the Commission on June 3, 1997, (f) dated and filed with the Commission on June 17, 1997, (g) dated and filed with the Commission on July 9, 1997, (h) dated and filed with the Commission on July 16, 1997, (i) dated July 21, 1997 and filed with the Commission on July 22, 1997, (j) dated and filed with the Commission on September 5, 1997, (k) dated and filed with the Commission on September 9, 1997, (l) dated and filed with the Commission on September 22, 1997 and (m) dated and filed with the Commission on October 23, 1997;

                        (iv) Proxy Statement, dated as of April 18, 1997, filed in definitive form on April 21, 1997 with the Commission with respect to the information required to be included herein by Items 401 (management), 402 (executive compensation) and 404 (certain relationships and related transactions) of Regulation S-K promulgated under the Securities Act and the Exchange Act; and

                        (v) Registration Statement on Form S-1, as amended, dated as of January 27, 1992 (No. 33-43415), with respect to the information contained under the heading "Description of Capital Stock" which was incorporated by reference into the Registration Statement on Form 8-A, dated January 16, 1992.

            All documents filed by Nextel pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this Prospectus and to be a part hereof from the date of filing of such documents.

            Any statements made herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus and any Prospectus Supplement to the extent that a statement contained herein, in a Prospectus Supplement, or in any other subsequently filed document which is also incorporated or deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus or any Prospectus Supplement.

            The information relating to Nextel contained in this Prospectus should be read together with the information in the documents incorporated by reference.

                                   THE COMPANY

            On July 28, 1995, NEXTEL Communications, Inc., a corporation organized under the laws of the State of Delaware in 1987 ("Old Nextel"), was merged with ESMR, Inc. ("ESMR"), until then a wholly owned subsidiary of Motorola, Inc. ("Motorola"). ESMR was the surviving corporation in the merger (the "Motorola Transaction") and succeeded to Old Nextel's assets and liabilities. ESMR changed its name to Nextel Communications, Inc., effective upon consummation of the Motorola Transaction. References herein to Nextel or the Company for periods prior to July 28, 1995 refer to Old Nextel as the predecessor to the business and operations of Nextel. Unless the context otherwise requires, references to the Company or to Nextel are intended to include Nextel Communications, Inc. and its consolidated subsidiaries.

            Information contained herein gives effect to the acquisition of approximately 1,220,000 shares of Common Stock by Digital Radio L.L.C. (the "McCaw Investor") on April 5, 1995, an additional acquisition of 8,163,265 shares of Class A Convertible Redeemable Preferred Stock of Nextel and 82 shares of Class B Convertible Preferred Stock of Nextel by the McCaw Investor and the consummation of related transactions on July 28, 1995 (the "McCaw Transaction"), the merger of OneComm Corporation ("OneComm") with and into Nextel on July 28, 1995 (the "OneComm Transaction"), the consummation of the Motorola Transaction on July 28, 1995, the merger of a subsidiary of Nextel with American Mobile Systems Incorporated ("AMS") on July 31, 1995 (the "AMS Transaction"), and the merger of Dial Page, Inc. ("Dial Page") with and into Nextel on January 30, 1996 (the "Dial Page Transaction").

OVERVIEW

            Nextel's business consists principally of providing a wide array of digital and analog wireless communications services to its customers in the United States, in each case utilizing frequencies licensed to its subsidiaries by the Federal Communications Commission ("FCC"). Nextel provides a differentiated package of integrated digital wireless communications services under the Nextel brand name to customers of the various networks constructed and operated by Nextel's subsidiaries in and around major metropolitan population centers throughout the country. Collectively, Nextel's operations constitute one of the largest integrated wireless communications networks utilizing a single digital transmission technology currently offering commercial service in the United States. Through its digital and analog wireless communications networks, Nextel is the leading provider of specialized mobile radio ("SMR") wireless communications services in nearly all 48 states in the continental United States and in Hawaii. Nextel has significant SMR spectrum holdings in and around every major business and population center in the country, including all of the top 50 metropolitan market areas in the United States.

            Nextel's operating revenues primarily arise from its digital and analog wireless communications businesses in the United States, particularly the mobile telephone service and two-way radio service and, to a lesser extent, from sales and maintenance of related equipment. Nextel's business plans and efforts are to a large extent directed toward replacing the remaining traditional analog SMR systems that it currently operates with advanced mobile communications systems employing digital technology with a multi-site configuration permitting frequency reuse ("Digital Mobile networks"). A customer using Nextel's Digital Mobile network is able to access mobile telephone services, two-way dispatch (marketed as Nextel's Direct Connect(SM) service), paging and alphanumeric short-messaging service, and in the future is expected to be able to access data transmission. Nextel is implementing its Digital Mobile networks utilizing digital technology developed by Motorola (such technology is referred to as the "integrated Digital Enhanced Network" or "iDEN"). As of September 30, 1997, Nextel's Digital Mobile networks were operating in major metropolitan market areas throughout the United States in which approximately 60% of the total United States population lives or works.

            Prior to the second quarter of 1996, Nextel implemented its Digital Mobile networks in its market areas using Motorola's first generation iDEN technology. During that time frame, Nextel encountered certain technology and system performance issues relating primarily to the voice transmission quality of the mobile telephone service. In response to these issues, Nextel and Motorola took action on several fronts to address system performance issues in general, and voice transmission quality concerns in particular. See "Risk Factors -- Implementation of Digital Mobile Networks Subject to Risks of Developing Technology." Additionally, Nextel, together with Motorola, in 1995 began pursuing a program directed toward the development and deployment of modifications to the first generation iDEN technology platform, which modifications were targeted specifically at improving the voice transmission quality of the mobile telephone service. Nextel commenced the full-scale commercial launch of its first Digital Mobile networks incorporating the modified iDEN technology (referred to herein as "Reconfigured iDEN") in the Chicago metropolitan market late in the third quarter of 1996 and has since deployed the Reconfigured iDEN technology throughout its Digital Mobile networks. To date, the Company's Digital Mobile network is operational in markets in which approximately 60% of the United States population lives or works, providing coverage in and around major metropolitan areas, including New York, Los Angeles, Chicago, Washington, D.C., Atlanta, Boston, Denver,

Detroit, Dallas/Fort Worth, Houston, San Francisco, Miami/Fort Lauderdale, Tampa/St. Petersburg, Orlando, Jacksonville, Pittsburgh, Cleveland, Columbus, Salt Lake City/ Provo, Phoenix, Tucson, Spokane, Cincinnati, Dayton, San Antonio and Austin.

            Since December 31, 1994, the number of subscriber units in service on Nextel's Digital Mobile network has increased significantly, reflecting the commencement of Digital Mobile network service in certain markets, increased sales in markets in which Digital Mobile network services are provided and, to a limited extent, acquisitions. As a result, the number of subscriber units in service on Nextel's Digital Mobile network increased from 13,500 at December 31, 1994, to 85,000 at December 31, 1995, to 300,300 at December 31, 1996 and to
946,600 at September 30, 1997. Nextel's business and marketing strategy for its Digital Mobile networks continues to be based on, and reflect, a principal focus on multi-service business users in its markets with Digital Mobile networks.

            During 1996 and 1997, Nextel significantly expanded its business activities to include operations and investments involving wireless communications service providers outside of the United States that are conducted under or are coordinated by or through Nextel International, Inc. (formerly known as McCaw International, Ltd., "Nextel International"), an indirect, wholly owned subsidiary of Nextel. With the exception of the equity interests held by Nextel and by Nextel International in Clearnet Communications, Inc. ("Clearnet"), a major provider of analog and digital SMR wireless communications services throughout Canada, and the holder of one of the two nationwide 30 MHz personal communications services ("PCS") licenses awarded in Canada, Nextel International's subsidiaries or other entities in which Nextel International holds equity or equivalent interests own and operate wireless communications systems in Latin America and Asia. Nextel International's operating companies currently provide a variety of analog or digital wireless communications services in certain metropolitan areas in Argentina, Brazil, Mexico, the Philippines and Shanghai, China.

            Nextel's principal executive and administrative facility is located at 1505 Farm Credit Drive, McLean, Virginia 22102, and its telephone number is
(703) 394-3000.

BUSINESS PLAN

            Nextel is implementing its revised business plan that contemplates an accelerated deployment during 1997 and 1998 of the Reconfigured iDEN technology platform throughout markets in the United States in which the Company intends to establish Digital Mobile networks (including primary connecting routes between certain markets) in its domestic markets during 1997 and 1998. Nextel has estimated that system infrastructure and other system capital costs to be incurred during the period from March 31, 1997 through the end of 1998 to implement the business plan would be approximately $1,450,000,000. Such estimate is based on a significant number of assumptions and may be increased in connection with Nextel's development of its capital and operating budgets for 1998 based, in part, on Nextel's experience in 1997, including its rapid subscriber growth and increased demand for its services. Nextel currently expects that the 1998 budgeting process will not be finalized until early 1998. See "Risk Factors -- Nextel to Require Additional Financing." Nextel believes that the implementation of the accelerated build-out contemplated by its business plan will better position Nextel both to achieve its strategic objectives relating to its U.S. operations and to prepare for emerging competition in the wireless communications industry, especially from certain current operators that, on their existing cellular frequencies or on PCS frequencies, are in the process of converting their wireless communications systems to digital technology formats and are moving to provide "nationwide coverage" on the resulting systems. Furthermore, Nextel believes that, assuming the Company successfully concludes its nationwide Digital Mobile network build-out plan and develops a sufficient customer base in its markets, a significant strategic advantage may exist in being "first to market," particularly in comparison to the new "entrepreneur block" PCS licensees and other existing or potential regional wireless communications service providers that may encounter significant financial and other challenges in replicating or overtaking Nextel's industry position. Nextel already has taken a number of significant steps to implement this business plan (including obtaining modifications to certain terms contained in the Old Indentures (as defined herein) to provide the flexibility required to assemble and utilize the necessary financing for such business plan), and further actions currently are underway to reach that objective. Nextel's ability to fully implement its business plan will depend, among other things, on certain actions by third parties, which cannot be assured. See "Risk Factors -- Nextel to Require Additional Financing" and "-- Forward Looking Statements."

RECENT DEVELOPMENTS

            800 MHz SMR Auction. As a result of the conclusion of the 800 MHz auction by the FCC on December 8, 1997, Nextel acquired 475 Economic Area ("EA") licenses. In the auction, the Company bid approximately $88,800,000 for 475 of the 525 EA licenses being awarded by the FCC. Nextel won rights to almost 10 MHz of spectrum in areas covering all 50 states and approximately 98% of the United States population. In order to gain full use of the license blocks won in the auction, the Company must relocate certain incumbent licensees to other portions of the 800 MHz band pursuant to established FCC rules.

            PCI Merger. Nextel entered into an Agreement of Merger and Plan of Reorganization dated as of October 2, 1996, as amended, with Pittencrieff Communications, Inc. ("PCI") providing for the merger of PCI with a wholly-owned indirect subsidiary of Nextel. PCI has approximately 6,000 800 MHz SMR channels covering a total population of over 27 million people, predominantly in the states of Texas, Oklahoma, New Mexico and Arizona. The closing of such merger transaction occurred on November 12, 1997, resulting in the issuance (or reservation for issuance) of approximately 6,235,000 shares of Common Stock.

            October Notes Issuance. On October 22, 1997, Nextel completed the sale of $1,129,100,000 principal amount at maturity of Senior Serial Redeemable Discount Notes due 2007 (such securities issued originally and any securities issued in exchange therefor in the October Notes Exchange Offer (as defined herein) collectively, the "October Notes"). The issue price of the October Notes, which mature on October 31, 2007, was $619.96 per $1,000 principal amount at maturity (generating approximately $700,000,000 in aggregate gross proceeds), representing a yield to maturity of 9.75% computed on a semi-annual bond equivalent basis from the date of issuance. Nextel received approximately $682,000,000 in net cash proceeds from the sale of the October Notes (the "October Notes Proceeds"). Such proceeds may be used for general corporate purposes, including either to refinance a portion of the indebtedness outstanding under the Old Senior Notes (as defined herein) (which the Company may effect through repurchases, by way of a tender offer, open market or privately negotiated purchases, redemption of the Old Senior Notes pursuant to their terms, or any combination thereof) or to refinance a portion of the cost of implementing its business plan that would otherwise have been funded by borrowings pursuant to the Bank Credit Facility, the Vendor Credit Facility and/or the Second Vendor Financing Agreement (each as defined herein).

            Cash interest will not accrue on the October Notes prior to October 31, 2002 and will be payable on April 30 and October 31 of each year, commencing April 30, 2003, at a rate of 9.75% per annum. The October Notes are redeemable, at the option of Nextel at any time, in whole or in part, on or after October 31, 2002, at specified redemption prices plus accrued and unpaid interest. In addition, in the event of one or more sales by Nextel prior to October 31, 2000 of at least $125,000,000 of its capital stock, a portion of the October Notes not to exceed a maximum of 33 1/3% of the aggregate accreted value of the outstanding October Notes may be redeemed at Nextel's option within 180 days after such sale from the net cash proceeds thereof at 109.75% of such accreted value on the date of redemption. The October Notes are senior unsecured indebtedness of Nextel and rank pari passu in right of payment with all unsubordinated, unsecured indebtedness of Nextel, including indebtedness evidenced by the Old Senior Notes and the September Notes (as defined herein) and will be senior in right of payment to all subordinated indebtedness of Nextel.

            The October Notes were issued in a private placement transaction and have not yet been exchanged for substantially identical notes that have been registered with the Commission under the Securities Act. On December 17, 1997, the Commission declared effective Nextel's registration statement with respect to a registered offer to exchange the then outstanding October Notes for an equal principal amount at maturity of 9.75% Senior Serial Redeemable Discount Notes due October 31, 2007 that have been registered pursuant to the Securities Act (the "October Notes Exchange Offer"). In the event that the October Notes Exchange Offer is not consummated prior to specified dates, additional incremental interest on the accreted value of the October Notes will accrue until the October Notes Exchange Offer is consummated or certain other requirements are met.

            The terms of the October Notes are set forth in the related indenture (the "October Indenture") which has been filed with the Commission and is incorporated by reference herein.

            September Notes Issuance. On September 17, 1997, Nextel completed the sale of $840,000,000 in principal amount at maturity of its 10.65% Senior Redeemable Discount Notes due September 15, 2007 (such securities issued originally and any securities issued in exchange therefor in the September Notes Exchange Offer (as defined herein) collectively, the "September Notes" and together with the October Notes, the "New Senior Notes"). Nextel received approximately $486,000,000 in net cash proceeds from the sale of the September Notes (the "September Notes Proceeds"). Such proceeds were principally used to repay a portion of the outstanding borrowings under the Bank and Vendor Credit Facilities (as defined herein) with the remaining proceeds available for general corporate purposes.

            Cash interest will not accrue on the September Notes prior to September 15, 2002 and will be payable on March 15 and September 15 of each year, commencing March 15, 2003, at a rate of 10.65% per annum. The September Notes are redeemable, at the option of Nextel at any time, in whole or in part, on or after September 15, 2002, at specified redemption prices plus accrued and unpaid interest. In addition, in the event of one or more sales by Nextel prior to September 15, 2000 of at least $125,000,000 of its capital stock, a portion of the September Notes not to exceed a maximum of 33 1/3% of the aggregate accreted value of the outstanding September Notes may be redeemed at Nextel's option within 180 days after such sale from the net cash proceeds thereof at 110.65% of such accreted value on the date of redemption. The September Notes are senior unsecured indebtedness of Nextel and rank pari passu in right of payment with all unsubordinated, unsecured indebtedness of Nextel, including indebtedness evidenced by the Old Senior Notes and the October Notes, and will be senior in right of payment to all subordinated indebtedness of Nextel.

            The September Notes were initially issued in a private placement transaction and have not yet been exchanged for substantially identical notes that have been registered with the Commission under the Securities Act. On December 8, 1997, the Commission declared effective Nextel's registration statement with respect to a registered offer to exchange the then outstanding September Notes for an equal principal amount at maturity of 10.65% Senior Redeemable Discount Notes due September 15, 2007 that have been registered pursuant to the Securities Act (the "September Notes Exchange Offer"). In the event that the September Notes Exchange Offer is not consummated prior to specified dates, additional incremental interest on the accreted value of the September Notes will accrue until the September Notes Exchange Offer is consummated or certain other requirements are met.

            The terms of the September Notes are set forth in the related indenture (the "September Indenture") which has been filed with the Commission and is incorporated by reference herein. The October Indenture and the September Indenture are referred to collectively as the "New Indentures."

            Additional Credit Facilities. Nextel, Nextel Finance Company, a wholly owned subsidiary of Nextel ("NFC"), and certain subsidiaries of Nextel have entered into definitive agreements which became effective on September 4, 1997 with respect to $500,000,000 in additional financing, increasing Nextel's total secured financing capacity under its financing agreements to $2,500,000,000. These agreements provided for (i) amendments to the existing secured credit facility with certain banks (as so amended, the "Bank Credit Facility") pursuant to which $250,000,000 in additional term loans (the "Additional Bank Borrowings") were made to the Company, (ii) amendments to the existing secured credit facility with Motorola, NTFC Capital Corporation and certain other lenders (as so amended, the "Vendor Credit Facility") pursuant to which $50,000,000 in additional term loans (the "Additional Vendor Borrowings") will be made available to the Company, subject to the satisfaction or waiver of applicable borrowing conditions, and (iii) a new credit facility pursuant to which up to $200,000,000 in additional secured term loans (that are to be second in ranking to the borrowings made pursuant to the Bank Credit Facility and the Vendor Credit Facility) will be made available to the Company by Motorola through March 31, 1999 (the "Second Secured Borrowings"), subject to the satisfaction or waiver of applicable borrowing conditions. Borrowings under the Bank Credit Facility and the Vendor Credit Facility (together, the "Bank and Vendor Credit Facilities") are ratably secured by liens on assets of Nextel's domestic operating subsidiaries. The Second Secured Borrowings are secured (on a second priority basis) by the same collateral package securing amounts outstanding under the Bank Credit Facility and the Vendor Credit Facility.

            Giving effect to these amendments and to the agreement relating to Second Secured Borrowings (the "Second Vendor Financing Agreement"), the agreement related to the Bank Credit Facility (the "Bank Credit Agreement") provides for up to $1,905,000,000 of secured financing (consisting of a $1,085,000,000 revolving loan and $820,000,000 in term loans), the agreement related to the Vendor Credit Facility (the "Vendor Credit Agreement") provides for up to $395,000,000 of secured financing (consisting of a $195,000,000 revolving loan and $200,000,000 in term loans), and the Second Vendor Financing Agreement provides for up to $200,000,000 of Second Secured Borrowings, for a total of up to $2,500,000,000 in secured financing. The indebtedness incurred upon issuance of the October Notes may, under certain circumstances described elsewhere herein, limit the Company's ability to incur indebtedness otherwise available for incurrence pursuant to the Bank Credit Facility, the Vendor Credit Facility and/or the Second Vendor Financing Agreement. See "Risk Factors -- Nextel to Require Additional Financing."

            Exercise of First Motorola Option by McCaw Investor. On September 3, 1997, the McCaw Investor acquired 2,000,000 shares of Common Stock from Motorola pursuant to the exercise of an option granted by Motorola, at a per share price of $15.50 (the "First Motorola Option"). The First Motorola Option was granted to the McCaw Investor by Motorola in 1995 in connection with the consummation of the McCaw Transaction.

            Issuance of Series D Preferred Stock. On July 21, 1997, Nextel completed the sale of 500,000 shares of its 13% Series D Exchangeable Preferred Stock (the shares of such stock so issued originally, any shares of such stock issued in exchange therefor in the Preferred Stock Exchange Offer (as defined herein) and any shares of such stock issued as payment in kind dividends thereon, collectively, the "Series D Preferred Stock") with a liquidation preference of $1,000 per share. Nextel received approximately $482,000,000 in net cash proceeds from the sale of the Series D Preferred Stock (the "Preferred Stock Proceeds").

            Dividends on the Series D Preferred Stock accrue at an annual rate of 13% of the liquidation preference, are cumulative from the date of issuance and are payable quarterly in cash or, on or prior to July 15, 2002, at the sole option of Nextel, in additional shares of Series D Preferred Stock. Nextel elected to pay the first quarterly dividend on the Series D Preferred Stock in kind, resulting in the issuance of an additional 15,167 shares of Series D Preferred Stock on October 15, 1997. The Series D Preferred Stock is mandatorily redeemable on July 15, 2009 at the liquidation preference plus accrued and unpaid dividends, and is redeemable in whole or in part, at the option of Nextel, at any time after December 15, 2005, at a price equal to the liquidation preference plus accrued and unpaid dividends, and, in certain circumstances, after July 15, 2002 at specified redemption prices. Up to 35% of the Series D Preferred Stock may be redeemed on or prior to July 15, 2000, in whole or in part, at the option of Nextel, in certain circumstances, at 113% of the liquidation preference plus accrued and unpaid dividends from the proceeds of one or more sales of Common Stock. The Series D Preferred Stock is also exchangeable, in whole but not in part, at the option of Nextel, at any time after December 15, 2005 and in certain circumstances sooner, into Nextel subordinated debentures.

            The shares of Series D Preferred Stock were initially issued in a private placement transaction, and Nextel completed a registered offer to exchange the then outstanding shares of Series D Preferred Stock for an equal number of shares of 13% Series D Exchangeable Preferred Stock that had been registered pursuant to the Securities Act (the "Preferred Stock Exchange Offer") on December 18, 1997.

            Terms of the Series D Preferred Stock are set forth in the related Certificate of Designation, which has been filed with the Commission and is incorporated by reference herein.

            Consent Solicitation. Under the terms of Nextel's five outstanding issues of Senior Redeemable Discount Notes outstanding prior to 1997 (the "Old Senior Notes"), issued pursuant to respective public indentures as in effect prior to June 13, 1997 (the "Former Version Indentures"), Nextel and its subsidiaries that are "restricted subsidiaries" for purposes of such indentures (the "restricted subsidiaries") could not have incurred debt (other than certain categories of "Permitted Debt" (as defined in such indentures)) unless certain tests were met. Because such terms of the Former Version Indentures could have had the effect of limiting Nextel's ability to borrow the funds necessary to implement its business plan, Nextel sought the consent of the holders of the Old Senior Notes to certain amendments to the Former Version Indentures pursuant to a consent solicitation (the "Consent Solicitation"). On June 13, 1997, Nextel obtained the consent of the requisite number of holders of the Old Senior Notes to certain amendments and waivers to specific provisions of the Former Version Indentures. Also on that date, Nextel and the trustee under such Former Version Indentures executed supplemental indentures (the "Supplemental Indentures") to each of the Former Version Indentures implementing such amendments and waivers. The Former Version Indentures, as amended and modified by their respective Supplemental Indentures, are referred to herein as the "Old Indentures" and are referred to collectively with the New Indentures as the "Nextel Indentures." The Old Senior Notes are referred to collectively with the New Senior Notes as the "Nextel Notes." The amendments include, among other things, certain modifications to the debt incurrence limitations of such indentures to allow Nextel to incur additional indebtedness, by (i) increasing the amount of permitted debt by $350,000,000 and providing additional flexibility to allocate the total amount of permitted debt among the existing categories of permitted debt, (ii) allowing Nextel to incur indebtedness in excess of such permitted debt, in the period prior to January 1, 2000, based on the amount and timing of any net cash proceeds received by Nextel from new equity issuances (such proceeds of new equity issuances include the Preferred Stock Proceeds, but would exclude equity funds from several identified sources, including most significantly equity investment proceeds received from affiliates of Craig O. McCaw ("Mr. McCaw") in connection with the exercise of the First Option (as defined herein) and also the Subscription Proceeds (as defined herein) received by Nextel), and (iii) making Nextel's ability to incur additional indebtedness on and after January 1, 2000 a function of satisfaction of a new interest coverage ratio test. See "Risk Factors--Nextel to Require Additional Financing." The Supplemental Indentures also authorize Nextel to transfer to its unrestricted subsidiary group the equity interest in Clearnet currently held directly by Nextel and implemented certain technical amendments.

            The foregoing statements relating to the Old Indentures are summaries of the relevant provisions and do not purport to be complete. Where reference is made to particular provisions of the Old Indentures, such provisions, including the definitions of certain terms, are incorporated by reference as part of such summaries, and are qualified in their entirety by such reference. Each of the Former Version Indentures and the Supplemental Indentures has previously been filed with the Commission, and each of the Former Version Indentures, as amended and supplemented by the appropriate Supplemental Indenture, is incorporated by reference herein.

            In connection with the Consent Solicitation, Nextel made consent payments totaling approximately $67,151,000 to validly consenting holders of the Old Senior Notes (the "Consenting Holders"). On August 8, 1997, the Commission declared effective Nextel's registration statement on Form S-3 relating to the offering of approximately 4,161,000 shares of Common Stock exclusively to Consenting Holders. Pursuant to such registration statement, Nextel offered such Common Stock to the Consenting Holders at a per share cash price of $16.14. Approximately 3,945,000 of the offered shares of Common Stock were subscribed for by Consenting Holders for an aggregate purchase price of approximately $63,700,000 (the "Subscription Proceeds").

            McCaw Investor Option Exercise. In April 1997, Nextel and the McCaw Investor reached a preliminary agreement (which was confirmed in definitive agreements entered into in June 1997) pursuant to which the McCaw Investor committed to exercise in full the outstanding option that was scheduled to expire on July 28, 1997 (the "First Option") to purchase 15,000,000 shares of Common Stock for an aggregate purchase price of $232,500,000 (the "McCaw Option Proceeds"). The McCaw Investor exercised the First Option on July 28, 1997. In connection with the foregoing, the McCaw Investor also agreed to provide up to $50,000,000 in debt financing (subject to certain conditions) to Nextel (the "McCaw Investor Borrowings"). See "Risk Factors -- Nextel to Require Additional Financing." At the present time, however, Nextel is not taking steps to meet the conditions to access the McCaw Investor Borrowings.

            On March 20, 1997, Nextel completed the purchase from an affiliate of Comcast Corporation of an option to acquire 25,000,000 shares of Common Stock, at an exercise price of $16.00 per share (the "Comcast Option"), for an aggregate purchase price of $25,000,000. In connection with the agreements relating to the commitment to exercise the First Option, Nextel reached an agreement with an affiliate of Mr. McCaw (such affiliate, the "Purchaser"), pursuant to which the Purchaser acquired, for an aggregate purchase price of $25,000,000, an option, in replacement of the Comcast Option, to purchase, at any time through July 28, 1998, 25,000,000 shares of Common Stock (the "New Option"), 15,000,000 shares of which are purchasable at an exercise price of $16.00 per share and the remaining 10,000,000 shares of which are purchasable at an exercise price of $18.00 per share. The New Option, and any shares of Common Stock issued upon exercise thereof, are transferable subject to certain limitations. In addition, one direct transferee of the Purchaser will be entitled to designate one nominee for election to Nextel's Board of Directors, provided that such transferee (i) has exercised the transferred portion of the New Option and continues to own at least 10,000,000 shares of Common Stock obtained on such exercise, (ii) is not an affiliate of Mr. McCaw and (iii) does not hold a 5% or greater equity ownership interest in any entity that provides terrestrial-based wireless communications services in competition with Nextel in any of its markets. Shares issuable upon exercise of the New Option will be entitled to certain demand and piggyback registration rights, that would be assignable to transferees in certain circumstances. There can be no assurance that the Purchaser or any transferee will elect to exercise the New Option. See "Risk Factors -- Forward Looking Statements." The arrangements pertinent to the New Option, the exercise of the First Option, and the McCaw Investor Borrowings are set forth in definitive agreements entered into among the relevant parties which definitive agreements have been filed with the Commission and are incorporated herein by reference.


                                  RISK FACTORS

            THE FOLLOWING RISK FACTORS MAY AFFECT THE VALUE OF THE SECURITIES AND THEREFORE SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS, IN CONJUNCTION WITH THE OTHER INFORMATION INCLUDED AND INCORPORATED BY REFERENCE IN THIS PROSPECTUS, BEFORE MAKING AN INVESTMENT DECISION. SEE ALSO "-- FORWARD LOOKING STATEMENTS."

HISTORY OF AND FUTURE EXPECTATIONS OF LOSSES AND NEGATIVE CASH FLOW

            The activities of Nextel since its inception in 1987 have been concentrated on the acquisition and operation of SMR businesses and the development of Digital Mobile networks. Nextel has incurred net losses since its inception, including net losses of approximately $556,020,000 for the year ended December 31, 1996 and approximately $788,607,000 for the nine months ended September 30, 1997. Nextel had an accumulated deficit totaling approximately $1,923,858,000 at September 30, 1997. Nextel anticipates that it will continue to experience significant net losses and significant negative net cash flow during the ongoing start up phase of the Digital Mobile networks over the next several years. Nextel's ability to arrange sufficient equity and/or debt financing or to generate sufficient revenue to cover its operating and capital needs is subject to a number of risks and contingencies. Accordingly, there can be no assurance as to whether or when Nextel's operations will become profitable. See "-- Nextel to Require Additional Financing" and "-- Forward Looking Statements."

RISKS OF IMPLEMENTATION OF DIGITAL MOBILE NETWORKS

            The implementation of Digital Mobile networks involves systems design, site procurement, construction, electronics installation, receipt of necessary FCC and other regulatory approvals, channel recovery (freeing a certain number of 800 MHz frequencies from SMR analog traffic) and initial systems optimization prior to commencing commercial service. Each stage can take from several weeks to several months and involves various risks and contingencies, the outcome of which cannot be predicted. There can be no assurance that Nextel will be able to implement Digital Mobile networks (where such networks are not already in commercial operation) in any particular market in accordance with its current plans and schedules. See "-- Forward Looking Statements."

IMPLEMENTATION OF DIGITAL MOBILE NETWORKS SUBJECT TO RISKS OF DEVELOPING TECHNOLOGY

            Currently, there are three principal digital technology formats that are being assessed or proposed for deployment or deployed currently by providers of cellular telephone service or by certain entities that have been awarded PCS licenses to provide wireless communications services in the United States. Such formats are known as Time Division Multiple Access ("TDMA") digital transmission technology, Code Division Multiple Access ("CDMA") digital transmission technology and GSM-PCS, which is an updated, upbanded PCS version of the TDMA-based digital technology format known as Global System for Mobile Communications ("GSM"). Although TDMA, CDMA and GSM-PCS are digital transmission technologies, and thus share certain basic characteristics and areas of contrast to analog transmission technology, TDMA, CDMA and GSM-PCS are not compatible or interchangeable with each other.

            The Motorola proprietary first generation iDEN technology originally incorporated in Nextel's Digital Mobile networks is known as "six-time slot TDMA." Although based on the TDMA technology format, this first generation iDEN technology differs in a number of significant respects from the TDMA technology versions being assessed or deployed by cellular operators and PCS licensees in the United States, which differences may have important consequences. Additionally, unlike the three-time slot TDMA technology format being utilized for the mobile telephone function in the Reconfigured iDEN technology platform or the three-time slot TDMA technology format being utilized by certain cellular providers, the first generation iDEN technology, as well as the "six-time slot TDMA" technology utilized for the two-way dispatch function in the Reconfigured iDEN technology platform, can carry up to six (rather than three) voice and/or control paths per channel.

            Although Nextel believes that TDMA technology, on balance, is superior to analog technology that is used in traditional SMR systems, the use of digital technology in general involves certain performance trade-offs, for example, in various characteristics affecting voice quality and fidelity. These trade-offs have had and may in the future have an effect on customer acceptance of iDEN technology. The use of six-time and three-time slot TDMA technology in combination with Nextel's re-use of its licensed frequencies in a cellular-type system design permits Nextel to utilize its current holdings of spectrum more efficiently. Efficient utilization of spectrum is an important objective generally because less spectrum is available in the SMR band than is or will be licensed to each cellular and certain PCS operators in each market. Reconfigured iDEN, which is designed to use three time slots per channel for the mobile telephone service, results in a reduction in channel capacity compared to the capacity achievable using first generation iDEN technology for mobile telephone service.

            Any difference that may from time to time exist between the technology deployed in Nextel's Digital Mobile networks and competitive technologies then deployed by other wireless communications service providers, such as analog, CDMA, TDMA, GSM-PCS or other transmission technology formats that may be developed in the future, may affect customer acceptance of the services offered by Nextel. In the future, a digital transmission technology other than TDMA may gain acceptance sufficient to adversely affect the resources devoted by third parties to developing or improving TDMA-based technologies and the market acceptance of TDMA-based technologies, such as iDEN. In addition, existing digital cellular technology formats including cellular TDMA cannot currently be utilized on Nextel's present SMR spectrum holdings. Accordingly, if any improvements were to be made to such currently existing digital cellular technology formats, the prospect of achievement of parallel improvements in the TDMA-based iDEN technology presently utilized by Nextel is not certain. See "-- Forward Looking Statements."

            Customer acceptance of the services offered by Nextel will be affected not only by technology-based differences, but also by the operational performance and reliability of system transmissions on Nextel's Digital Mobile networks. Nextel implemented Digital Mobile networks in its market areas using Motorola's first generation iDEN technology prior to the second quarter of 1996. During that time frame, Nextel encountered certain technology and system performance issues with respect to system reliability (the percentage of time the system is operating), system access (how often a user can gain access to the system) and various characteristics affecting voice transmission quality of mobile telephone services utilizing Nextel's Digital Mobile networks. Nextel provided discounts and gave credits to customers in an effort to foster satisfactory customer relations and delayed both its planned deployment of its Digital Mobile networks and commencement of aggressive product and service marketing efforts pending resolution of such system performance and voice quality issues. During this period Nextel and Motorola also took actions to address system performance issues in general, and voice transmission quality concerns in particular. These actions consisted of efforts to enhance the performance of the first generation iDEN networks in a number of areas that were believed to adversely affect system performance, perceived voice transmission quality and customer satisfaction, and included measures as diverse as improvements in system infrastructure and subscriber equipment design and interaction, adjustments in cell site locations and in radio frequency planning, development of enhanced network load and traffic management and control systems and development and deployment of more sophisticated diagnostic and error correction software. These and other measures, most of which can be categorized as systems optimization, are expected to be ongoing activities connected with Nextel's operation of its Digital Mobile networks. Moreover, Nextel expects that systems optimization, software loading and planned maintenance activities will be ongoing components of its operation of the Digital Mobile networks that will periodically require the scheduled turndown of selected subsystems in Nextel's Digital Mobile networks during periods of very low system traffic, typically at night or on weekend days. See "-- Forward Looking Statements."

            Nextel's objectives in carrying out the initial phase of system development and technology enhancements were to achieve satisfactory performance levels in the areas of system reliability and system access. Nextel believes that its existing Digital Mobile networks, as operated at September 30, 1997, were demonstrating acceptable performance levels in these areas. Nextel also believes that the successful national deployment throughout Nextel's Digital Mobile networks of the Reconfigured iDEN technology, with its accompanying improvements in the voice quality of the mobile telephone service provided on Nextel's Digital Mobile networks, should enable Nextel to aggressively market such services as part of a competitive wireless communications services alternative to existing cellular telephone and PCS wireless communications services in its markets. See "-- Forward Looking Statements."

            Motorola has advised Nextel that it contemplates continuing to install software upgrades and Nextel anticipates it will continue to advise and consult with Motorola concerning potential measures that could be taken to address any issues concerning system performance and/or expressed customer satisfaction levels as revealed by Nextel's continuing system testing and customer surveys. To the extent Nextel's experience has been derived based on customers in its markets employing the first generation iDEN technology, who are primarily oriented to the two-way dispatch service, such experience should not necessarily be regarded as an accurate predictor of Nextel's experience in the future, particularly as Nextel continues to implement its planned nationwide roll-out of the Reconfigured iDEN technology and as Nextel's customer base expands beyond such group of initial customers. Any inability to address and resolve satisfactorily performance issues that affect customer acceptance of Digital Mobile network service could delay or adversely affect the successful commercialization of the Digital Mobile networks and could adversely affect the business and financial prospects of Nextel. If Nextel for any reason is unable to implement Digital Mobile networks and provide service to its target customers that is competitive with the services of other wireless communications providers, Nextel would be unable, utilizing its existing analog SMR systems, to provide mobile telephone services comparable to those provided by other wireless communications services providers or to achieve significant further subscriber growth. See "-- Forward Looking Statements."

            Nextel anticipates that there will be an ongoing focus on systems and technology optimization activities directed at achieving improvements in the overall performance of the Digital Mobile networks and such technology optimization activities will be a continuing component of normal Digital Mobile network operation. Moreover, the satisfactory resolution of certain system performance issues in a particular market or at a particular stage of operation will not necessarily preclude the need to address those issues again, for example, as a result of a significant increase in the number of subscribers using the Digital Mobile networks, and future upgrades or modifications to the Digital Mobile networks may have unexpected adverse effects on performance issues previously addressed and resolved. Each of Motorola and Nextel believes, however, that a large portion of the hardware and software adjustments developed in the course of system development and technology optimization activities to address particular issues, and the resulting system performance improvements realized, should be applicable to similar issues in different markets. Nevertheless, as is often the case in the deployment of wireless communications networks, it should be expected that there will be market-specific characteristics, such as local terrain, topography, the number of licensed frequencies, the utilization of adjacent radio frequencies and other factors, that will require customized optimization activities to address related system performance issues successfully. See "-- Forward Looking Statements."

            Pursuant to the second amendment to the existing equipment purchase agreements between Nextel and Motorola entered into in connection with the McCaw Transaction (the "Second Equipment Agreement Amendment"), Motorola agreed to use its best efforts to develop, and Nextel agreed to implement, Reconfigured iDEN. The Reconfigured iDEN development and deployment activities to date have proceeded in a timely and satisfactory manner, and Nextel believes that the Reconfigured iDEN development program contemplated by the Second Equipment Agreement Amendment is substantially complete. However, no assurance can be given that any further modifications or enhancements to the Reconfigured iDEN technology will be developed successfully, or that any such modifications or enhancements, if developed, would be deployed in Nextel's Digital Mobile networks or, if deployed, would perform successfully. Moreover, no assurance can be given that the Reconfigured iDEN technology, as it currently exists or as it may be further modified or enhanced in the future, will satisfy customer requirements, or that Nextel's mobile telephone services utilizing such Reconfigured iDEN technology will be regarded as competitive in the wireless communications services markets as such markets currently exist and as they are expected to develop in the future. See "-- Forward Looking Statements."

NEXTEL TO REQUIRE ADDITIONAL FINANCING

            Nextel anticipates that, for the foreseeable future, it will be utilizing significant amounts of its available cash for capital expenditures for the construction of Digital Mobile networks, operating expenses relating both to the Digital Mobile networks and to the analog SMR networks, potential acquisitions (including the acquisition of rights to spectrum through the FCC's 800 MHz spectrum auction process), debt service requirements and other general corporate expenditures. Nextel anticipates that its cash utilization for capital expenditures and other investing activities and operating losses will continue to exceed its cash flows from operating activities over the next several years. During fiscal year 1996, Nextel's average monthly cash utilization rate for investing activities (principally attributable to capital expenditures for the build-out of the Digital Mobile networks) was approximately $33,390,000, and its average monthly operating losses (exclusive of non-cash items) was approximately $20,400,000. Such average monthly amounts are not necessarily representative of Nextel's anticipated experience in such areas and are expected to increase during 1997 and 1998 in connection with the implementation of Nextel's business plan and the related accelerated construction of its Digital Mobile networks. During the ongoing start up phase of its Digital Mobile networks, Nextel expects that it will need to utilize its existing cash and funding from outside sources to meet its cash needs resulting from such activities and losses. Nextel's aggregate cash, cash equivalents and marketable securities at September 30, 1997 totaled approximately $563,300,000 (however, approximately $379,600,000 of such amount represents cash, cash equivalents and marketable securities held by Nextel International and its subsidiaries, which items are not available to fund any of the cash needs of Nextel's domestic Digital Mobile and analog SMR businesses due to restrictions contained in the provisions of the indenture (the "NI Indenture") related to the 10-year discount notes (the "NI Notes") issued by Nextel International).

            The Company is currently implementing its business plan to accelerate and expand the deployment of its Digital Mobile networks in domestic markets during 1997 and 1998. Nextel has estimated that the external funding required to meet the cash needs of its domestic business activities during the period from March 31, 1997 through the end of 1998, including principally the funding of anticipated capital expenditures and potential acquisitions (including potential acquisitions of licenses in the FCC's 800 MHz spectrum auction) and operating losses, will be approximately $2,500,000,000, which includes approximately $1,450,000,000 of system infrastructure and other system capital costs expected to be incurred during the period. Such estimates were based on a number of significant assumptions. The Company currently is in the process of developing its capital and operating budgets for 1998, and as part of such process will be reviewing a number of such matters in light of its experience with respect to the Digital Mobile system construction and commercialization efforts during 1997. Nextel currently expects that the 1998 budgeting process will not be finalized until early 1998. However, based on the results of that process to date, the Company anticipates that both its aggregate domestic business cash needs and its domestic capital expenditure requirements will be in excess of those previously estimated amounts. Such expected increase likely will be necessary to accommodate increased system capacity requirements resulting from the Company's rapid subscriber growth (which exceeded the levels of assumed growth used in developing the prior estimates) and increased demand for the Company's wireless services and to make improvements to existing Digital Mobile system infrastructure to expand and improve systems coverage and performance to address competitive pressures faced by the Company. Because such budgeting process is not yet completed, the Company is not currently able to estimate the extent of the impact that these factors or any other factors may have on its level of domestic system capital expenditures and/or overall domestic financing requirements during 1998. See "-- Forward Looking Statements."

            To fully implement an accelerated deployment of its Digital Mobile networks in the period between March 31, 1997 and December 31, 1998 as described under "The Company -- Business Plan," Nextel would need to obtain additional amounts of debt or equity financing beyond that available under the Bank and Vendor Credit Facilities and the Second

Vendor Financing Agreement currently in place. The Bank Credit Agreement currently provides for up to $1,905,000,000 of secured financing, the Vendor Credit Agreement currently provides for up to $395,000,000 of secured financing and the Second Vendor Financing Agreement currently provides for up to $200,000,000 in Second Secured Borrowings, for an aggregate availability of $2,500,000,000, subject in each case to the satisfaction or waiver of applicable borrowing conditions. At September 30, 1997, Nextel had drawn $820,000,000 of its available financing under the Bank Credit Facility and had drawn $150,000,000 of its available financing under the Vendor Credit Facility. Prior to September 30, 1997, Nextel applied the aggregate of approximately $1,494,800,000 in Preferred Stock Proceeds, September Notes Proceeds, McCaw Option Proceeds, the portion of the Subscription Proceeds received to such date and the proceeds of the Additional Bank Borrowings to repay a portion of the borrowings outstanding under the Bank and Vendor Credit Facilities (to the extent the amounts so repaid would be available for future borrowings thereunder) with the balance of such aggregate net proceeds remaining available for general corporate purposes. Disregarding any limitations imposed pursuant to the Old Indentures on the Company's ability to incur debt under the Bank and Vendor Credit Facilities and/or the Second Vendor Financing Agreement by reason of the indebtedness incurred upon issuance of the October Notes, as of September 30, 1997, a total of $1,530,000,000 (giving effect to the repayment of all revolving, but no term, loan amounts outstanding under the Bank and Vendor Credit Facilities) of such $2,500,000,000 in aggregate availability would be available for future borrowings by the Company. The remaining funds available for borrowing under the Bank and Vendor Credit Facilities may be drawn upon prior to the final maturity date of such facilities in 2003, although the amount available under such facilities will be reduced to reflect scheduled amortization commencing in 2001. The $200,000,000 in additional funds available under the Second Vendor Financing Agreement may be drawn as term loans prior to March 31, 1999 and will mature in 2003.

            Nextel also has reached an understanding with Motorola regarding the terms and conditions pursuant to which Nextel could access up to an additional $200,000,000 in borrowings that would be required to be ratably secured on an equal ranking with borrowings pursuant to the Bank Credit Agreement and the Vendor Credit Agreement (the "Senior Secured Borrowings"). The availability of the Senior Secured Borrowings is subject to a number of conditions, including the unanimous approval of the secured parties under the Bank Credit Agreement and the Vendor Credit Agreement. Nextel is not currently taking steps to meet such additional conditions and, accordingly, Nextel has assumed for planning purposes that none of the funds constituting the Senior Secured Borrowings will be available during 1998.

            The availability of all of the above-described existing and additional financing is subject to Nextel's satisfying certain requirements under the Old Indentures, which require Nextel to issue new equity for cash as a condition to obtaining access to all amounts not constituting "permitted debt" (as such term is defined in the Old Indentures) under the Bank Credit Facility, the Vendor Credit Facility and the Second Vendor Financing Agreement referred to above. Nextel's receipt of the $482,000,000 in Preferred Stock Proceeds and option and warrant exercise proceeds in the period from June 1, 1997 (the "Exercise Proceeds") enabled Nextel to issue the September Notes and still have access to the full $2,500,000,000 in funding available under the Bank Credit Facility, the Vendor Credit Facility and the Second Vendor Financing Agreement under the limitations on indebtedness contained in the Old Indentures. However, under such limitations the issuance of the October Notes will restrict the Company's ability to access, on approximately a dollar for dollar basis, the amount of additional funding that would be available under the Bank and Vendor Credit Facilities and the Second Vendor Financing Agreement unless either (i) the proceeds from the issuance of the October Notes are applied to refinance a portion of the Old Senior Notes in accordance with the Old Indentures (in which case the indebtedness under the October Notes, to the extent the proceeds thereof are applied to effect such refinancing, would constitute "permitted debt" under the Old Indentures that would not reduce the amounts available under the Bank and Vendor Credit Facilities or the Second Vendor Financing Agreement) or (ii) the Company issues additional equity for cash that would support the incurrence of additional debt under the Old Indentures. In the event the proceeds from the issuance of the October Notes are not applied to refinance a portion of the Old Senior Notes, such proceeds may be utilized to meet the Company's funding requirements for the implementation of its business plan to replace a portion of the borrowings available under the Bank and Vendor Credit Facilities and/or the Second Vendor Financing Agreement, to the extent such borrowings would be limited by the Old Indentures.

            To the extent any of the aforementioned proceeds from equity issuances or financing arrangements are not available or are not sufficient to meet Nextel's funding needs, it will be necessary for Nextel to obtain alternate sources of financing. See "-- Forward Looking Statements." Subject to the determination of the potential impact on financing requirements associated with an increase in the Company's overall domestic cash needs, including its domestic capital expenditures as described above, and assuming (i) that Nextel secures access to all of the available funds under the Bank Credit Facility, the Vendor Credit Facility and the Second Vendor Financing Agreement (or such funds are replaced with the October Notes Proceeds as described above) and (ii) that the New Option is exercised and Nextel receives the

$420,000,000 in proceeds therefrom (the "New Option Proceeds"), the Company believes that such amounts, coupled with the Company's available cash and cash equivalents (including the Preferred Stock Proceeds, the McCaw Option Proceeds, the September Notes Proceeds and the Subscription Proceeds), will provide funds that in the aggregate are expected to be sufficient to implement the Company's business plan and meet the other currently anticipated cash needs of its domestic business activities through the end of 1998. Thereafter, Nextel may require substantial additional financing. See "--Forward Looking Statements."

            The availability of borrowings pursuant to the Bank Credit Facility, the Vendor Credit Facility and the Second Vendor Financing Agreement is subject to certain conditions, and there can be no assurance that such conditions will be met. Moreover, there can be no assurance that the New Option will be exercised and that Nextel will receive the proceeds therefrom, or that any of the other outstanding options will be exercised. The Bank Credit Facility, the Vendor Credit Facility, the Second Vendor Financing Agreement, the Nextel Indentures and the terms of the Certificate of Designation relating to the Series D Preferred Stock contain and will continue to contain provisions that operate to limit the amount of borrowings that may be incurred by Nextel. In addition, Nextel's capital needs, and its ability to adequately address those needs through debt or equity funding sources, are subject to a variety of factors that cannot presently be predicted with certainty, such as the commercial success of Nextel's Digital Mobile networks incorporating the Reconfigured iDEN technology, the amount and timing of Nextel's capital expenditures and operating losses and the market price of the Common Stock. See "-- Forward Looking Statements."

            Nextel currently is aware of numerous factors and considerations, any one or more of which could have a material effect on the timing and/or amount of the future funding to be required by Nextel, but Nextel cannot currently quantify with precision either the magnitude or the certainty of the effects associated with any such factors. These factors include: (i) the uncertainty of legal challenges lodged against the 800 MHz SMR auction that was completed on December 8, 1997; (ii) the possibility that other parties may challenge Nextel's applications for licenses on which Nextel was the high bidder at the 800 MHz auction; (iii) the amounts that will be required to accomplish retuning or acquisition of 800 MHz incumbent channels in spectrum blocks for which Nextel was the high bidder at the 800 MHz auction; (iv) the possibility that Nextel will have to obtain geographic area licenses on the lower 800 MHz channels through an auction; (v) the uncertainty with respect to the success and/or timing of the continuing development and deployment activities relating to the Reconfigured iDEN technology format and, assuming successful and timely completion of such efforts, the uncertainty with respect to the success of commercial introduction and customer acceptance of Nextel's Digital Mobile network services in new market areas using such technology; (vi) the potential commercial opportunities and risks associated with implementation of Nextel's accelerated business plan; and (vii) the net impact on Nextel's capital budget of certain developments currently expected to increase capital needs (e.g., the additional capital needed if Nextel acquires for cash additional spectrum in certain markets to increase the capacity and/or efficiency of Nextel's operating Digital Mobile networks in such markets, the additional capital needed for more extensive construction of Digital Mobile networks in additional market areas acquired or that may be acquired in the future and the expenditures associated with analog SMR station construction requirements under the currently effective FCC 800 MHz channel licensing approach) that may be offset (whether wholly or partially) by other developments anticipated to (or to have the potential to) reduce capital needs (e.g., co-location of antenna and/or transmitter sites with other providers of wireless services in the relevant markets, reductions in infrastructure and subscriber unit prices obtained from Motorola pursuant to the Second Equipment Agreement Amendment and an agreement entered into on March 27, 1997, alternative and more economical means for increasing system capacity, other than constructing additional cell sites and/or installing additional base radios, such as use of so-called "smart antennas," mini-cells and software-driven and/or system design performance enhancements). Many of the foregoing involve elements wholly or partially beyond Nextel's control or influence. Other considerations in addition to the factors identified above may significantly affect Nextel's decisions to seek additional financing, including general economic conditions, conditions in the telecommunications and/or wireless communications industry and the feasibility and attractiveness of structuring particular financings for specific purposes (e.g., separate capital-raising activities with respect to international activities and opportunities). See "-- Forward Looking Statements."

            Nextel has had and may in the future have discussions with third parties regarding potential equity investments and debt financing arrangements to satisfy actual or anticipated financing needs. Pursuant to the Motorola Transaction, Nextel has agreed, under certain circumstances, not to grant superior governance rights to any third-party investor without Motorola's consent, which may make securing equity investments more difficult. The ability of Nextel to incur additional indebtedness (including, in certain circumstances, indebtedness incurred under the Bank Credit Agreement, the Vendor Credit Agreement and/or the Second Vendor Financing Agreement) is and will be limited by the terms of the Nextel Indentures, the Certificate of Designation relating to the Series D Preferred Stock, the Bank Credit Agreement, the Vendor Credit Agreement and the Second Vendor Financing Agreement. The Bank Credit Agreement, the Vendor Credit

Agreement and the Second Vendor Financing Agreement also require Nextel and its relevant subsidiaries at specified times to maintain compliance with certain financial covenants or ratios including certain covenants and ratios specifically related to leverage.

            At present, other than the existing equity or debt financing arrangements that have been consummated and/or disclosed, Nextel has no commitments or understandings with any third parties to obtain any material amount of additional equity or debt financing. Moreover, no assurances can be made that Nextel will be able to obtain any such additional financing in the amounts or at the times such financing may be required, or that, if obtained, any such financing would be on acceptable terms. Nextel also anticipates that it will continue to experience significant operating losses and negative net cash flows during the ongoing start up phase of the Digital Mobile networks over the next several years. Accordingly, there can be no assurances as to whether or when the operations of Nextel will become profitable. As a result of Nextel's anticipated continuing losses, the uncertainty regarding the exercise of options and warrants, the availability of financing under the Bank and Vendor Credit Facilities and the Second Vendor Financing Agreement and the impact of Reconfigured iDEN and other matters discussed above, there can be no assurance that Nextel will have adequate capital to implement the nationwide build-out of its Digital Mobile networks in accordance with its business plan. Failure to obtain such financing could result in the delay or abandonment of some or all of the Company's acquisition, development and expansion plans and expenditures, which could have a material adverse effect on its business prospects and limit the Company's ability to make principal and interest payments on its indebtedness, including the amounts from time to time outstanding under the Bank and Vendor Credit Facilities and the Second Vendor Financing Agreement and amounts due on or in respect of any or all of the Nextel Notes. See "-- Forward Looking Statements."

SUCCESS OF NEXTEL IS DEPENDENT ON ITS ABILITY TO COMPETE

            Nextel's success depends on its Digital Mobile networks' ability to compete with other wireless communications systems in each relevant market and its ability to successfully market integrated wireless communications services. Nextel is continuing to focus its marketing efforts on attracting customers from its previously identified targeted groups of potential subscribers, chiefly its existing analog SMR subscribers and other business users, including current users of multiple wireless communications services and those new users who may be attracted to the combination of services made possible by its Digital Mobile networks.

            Following implementation of its Digital Mobile networks and completion of related system optimization activities, Nextel's Digital Mobile networks will compete with established and future wireless communications operators in its efforts to attract customers, dealers and possibly resellers to its service in each of the markets in which it operates a Digital Mobile network. Nextel believes that following software upgrades and additional system optimization efforts and equipment and technology enhancements that occurred during 1996 and the commercial deployment of the Reconfigured iDEN technology, Nextel's Digital Mobile networks will have the capacity, functionality and quality of service necessary to be competitive with current wireless communications services in the markets in which Nextel operates Digital Mobile networks. Nextel's ability to compete effectively with other wireless communications service providers, however, will depend on a number of factors, including the successful deployment of the Reconfigured iDEN technology platform in its market areas, the continued satisfactory performance of such technology, the establishment of roaming service among such market areas and the development of cost effective direct and indirect channels of distribution for its products and services. Although Nextel has made significant progress in these areas to date, no assurance can be given that such objectives will be achieved. See "-- Ability to Manage Growth" and "-- Forward Looking Statements."

            While Nextel believes that the mobile telephone service provided on its Digital Mobile networks utilizing the Reconfigured iDEN technology is similar in function to and achieves performance levels competitive with those being offered by other current wireless communications services providers in Nextel's market areas, there are (and will in certain cases continue to be) differences between the services provided by Nextel and by cellular and/or PCS system operators and the performance of their respective systems. As a result of these differences, there can be no assurance that services provided on Nextel's Digital Mobile networks will be competitive with those available from other providers of mobile telephone services. As part of its marketing strategy, Nextel will continue to emphasize the benefits to its customers of obtaining an integrated package of services consisting of mobile telephone service, two-way dispatch, paging and alphanumeric short-messaging service and, in the future, data transmission. Neither PCS system operators nor cellular operators currently provide such integrated services, but recent FCC rulings permit cellular operators to offer two-way dispatch services. If either PCS system or cellular operators do provide two-way dispatch services in the future, Nextel's competitive advantage from using such a marketing strategy may be impaired.

            Nextel currently offers its mobile telephone customers the ability to "roam" among Nextel's existing Digital Mobile network market areas, which as of September 30, 1997, represented coverage of areas in which approximately 60% of the United States population lives or works. Accordingly, Nextel will not be able to provide roaming service comparable to that currently available from cellular operators, which have roaming agreements covering each other's markets throughout the United States, unless and until nationwide Digital Mobile networks build-out is substantially completed. Additionally, certain PCS operators throughout the United States have announced their intention to implement agreements to permit roaming among their markets. Moreover, the cellular systems in each of Nextel's markets, as well as in the markets in which Nextel expects to provide services in the future, have been operational for a number of years, currently service a significant subscriber base and typically have significantly greater financial and other resources than those available to Nextel. As is true for cellular operators, the interconnection of subscriber units with the public switched telephone network requires Nextel to purchase certain exchange and inter-exchange services from telephone companies and certain other common carriers.

            Subscriber units on the Digital Mobile networks are not compatible with cellular or PCS systems, and vice versa. This lack of interoperability may impede Nextel's ability to attract cellular or PCS subscribers or those new mobile telephone subscribers that desire the ability to access different service providers in the same market. Nextel currently markets a multi-function subscriber unit that is (and is likely to remain) significantly more expensive than analog handsets and is (and is likely to remain) somewhat more expensive than digital cellular or PCS handsets that do not incorporate a comparable multi-function capability. Accordingly, the prices expected to be charged to Nextel for the subscriber handsets to be used by Nextel's customers will be higher than those charged to operators for analog cellular handsets and may be higher than those charged to operators for digital cellular handsets. Nextel's multi-function subscriber units, however, are competitively priced compared to multi-function (mobile telephone service and alphanumeric short-text messaging) digital cellular and PCS handsets. During the transition to digital technology, certain participants in the United States cellular industry are offering subscriber units with dual mode (analog and digital) compatibility. Additionally, certain analog cellular system operators that directly or through their affiliates also are constructing and operating digital PCS systems, have announced their intention to make available to their customers dual mode/dual band (800 MHz cellular/1900 MHz PCS) subscriber units, to combine the enhanced feature set available on digital PCS systems within their digital service coverage areas with the broader wireless coverage area available on the analog cellular network. Nextel does not currently have comparable hybrid subscriber units available to its customers.

            There can be no assurances that existing analog SMR customers will be willing to invest in new subscriber equipment necessary to migrate to the Digital Mobile networks, nor can there be any assurance that a sufficient number of customers or potential customers of Nextel's Digital Mobile systems will be willing to accept system coverage limitations as a trade-off for the enhanced multi-function wireless communications package provided by the Company on its nationwide network. Over the past several years as the number of wireless communications providers in Nextel's market areas has increased, the prices of such providers' wireless service offerings to customers in those markets have generally been decreasing. The Company may encounter further market pressures to reduce its service offering prices to respond to particular short term, market specific situations (such as special introductory pricing packages that may be offered by new providers launching their service in a market) or to remain competitive in the event that wireless service providers generally continue to reduce the prices charged to their customers. Moreover, because many of the cellular operators and certain of the PCS operators in Nextel's markets have substantially greater financial resources than Nextel, such operators may be able to offer prospective customers equipment subsidies or discounts that are substantially greater than those, if any, that could be offered by Nextel and may be able to offer services to customers at prices that are below prices that Nextel is able to offer for comparable services. Thus, Nextel's ability to compete based on the price of subscriber units and service offerings will be limited. Nextel cannot predict the competitive effect that any of these factors, or any combination thereof, will have on Nextel. See "-- Forward Looking Statements."

            Cellular operators and certain PCS operators and entities that have been awarded PCS licenses each control more spectrum than is allocated for SMR service in each of the relevant market areas. Each cellular operator is licensed to operate 25 MHz of spectrum and certain PCS licensees have been licensed for 30 MHz of spectrum in the markets in which they are licensed, while no more than
21.5 MHz is available in the 800 MHz band to all SMR systems, including Nextel's systems, in those markets. The control of more spectrum gives cellular operators and such PCS licensees the potential for more system capacity, and, therefore, more subscribers, than SMR operators, including Nextel. Nextel believes that it generally has adequate spectrum to provide the capacity needed on its Digital Mobile networks currently and for the reasonably foreseeable future. See "-- Forward Looking Statements."

            Each of the markets in which Nextel's Digital Mobile networks operate or will operate is serviced by multiple other wireless communications service providers. In each of the markets where Nextel's Digital Mobile networks operate, Nextel may compete with the two established cellular licensees in such market and as many as six PCS licensees. The FCC has described PCS as a digital, wireless communications system consisting of a variety of new mobile and portable services and technologies, using small, lightweight units. PCS services may include portable, two-way voice and data services. A substantial number of the entities that have been awarded PCS licenses are current cellular communications service providers and joint ventures of current and potential wireless communications service providers, many of which have financial resources, subscriber bases and name recognition greater than Nextel. PCS operators will likely compete with Nextel in providing some or all of the services available through Nextel's Digital Mobile networks. Additionally, Nextel expects that existing cellular service providers, some of which have been operational for a number of years and have significantly greater financial and technical resources, subscriber bases and name recognition than Nextel, will continue to upgrade their systems to provide digital wireless communications services competitive with Nextel's Digital Mobile networks. Nextel also expects to face competition from other technologies and services developed and introduced in the future. Nextel cannot predict how these technologies will develop or what impact, if any, they will have on Nextel's ability to compete for wireless communications services customers. See "-- Forward Looking Statements."

            The Company currently anticipates that it will rely more heavily on indirect distribution channels to achieve greater market penetration for its digital wireless service offerings. As the Company expands its retail subscriber base through increased reliance on indirect distribution channels, the average revenue per subscriber unit may decrease.

ABILITY TO MANAGE GROWTH

            As a result of the commencement of Digital Mobile network service in certain markets and increased sales in markets in which Digital Mobile network services are provided and, to a limited extent, acquisitions, the number of subscriber units in service on Nextel's Digital Mobile network has increased substantially over the past several years.

            The ability of Nextel to continue to add increasing numbers of subscribers on its Digital Mobile network is dependent on a variety of factors. Among the more important of such factors is Nextel's ability to successfully plan for additional system capacity in its market areas at levels adequate to accommodate anticipated new subscribers and the related increases in system usage. One important factor influencing system capacity is the amount of spectrum available to Nextel in a particular market area. Although Nextel continues to pursue opportunities to acquire additional SMR spectrum in its market areas, Nextel believes that its present holdings of 800 MHz spectrum are generally adequate for the current and reasonably foreseeable operation of its Digital Mobile network.

            Additionally, Nextel requires that a sufficient quantity of cell sites, system infrastructure equipment and subscriber units, of the appropriate models and types, be available to meet the demands and preferences of potential subscribers to the Digital Mobile network. To date, Nextel has been able to secure sufficient cell sites at appropriate locations in its markets to meet planned system coverage and capacity targets, and also has been able to obtain adequate quantities of base radios and other system infrastructure equipment from Motorola and other suppliers, and adequate volumes and mix of subscriber units and related accessories from Motorola, to meet subscriber and system loading rates. Although Nextel does not currently foresee (based on, among other factors, its scheduled system construction and expansion activities and its anticipated rates of customer and service usage growth) any significant supply problems in the near term, Motorola is the sole supplier of subscriber units and certain system infrastructure equipment and most of the related equipment required by the Company to construct and operate its Digital Mobile network, and there can be no assurance that such supply problems or related issues will not occur in the future.

            Nextel's ability to successfully add customers on its Digital Mobile network depends upon the adequacy and efficiency of its information systems, business processes and related support functions. Nextel relies on its own fulfillment processes and related information system resources to accomplish tasks necessary to initiate service for prospective customers, such as identifying and provisioning from inventory appropriate subscriber units and desired accessories, programming subscriber units to support desired functions and features, registering subscriber units to appropriate authorized users of the Digital Mobile network, and setting up appropriate customer accounts and other billing records and data.

            Due to the multiple wireless service offering packages and the need to create customized applications (for instance, programming multiple talk groups for the Direct Connect service), the length of time from customer order to commencement of service (the "activation cycle") on the Digital Mobile network has been longer than the activation cycle typically encountered for "off the shelf" cellular and PCS wireless service offerings. The Company is continuing to take steps to refine, improve and scale-up its customer and service information reporting, subscriber unit fulfillment, service activation and billing systems and processes to meet the increased demands that have been experienced as a result of the increases in subscriber growth and Digital Mobile network wireless systems and service utilization that have occurred and are currently anticipated to continue. The Company also is exploring alternatives to shorten its Digital Mobile network activation cycle, such as "pre-programming" subscriber units with standardized talk groups and potential development with Motorola of an "over the air" programming capability for digital subscriber units. Finally, the Company's customer service functions must continue to improve the efficiency and speed of their processes to adequately respond to the needs of a growing customer base on the Digital Mobile network. Customer reliance on Nextel's customer service functions may increase as more Digital Mobile network customers are added through indirect distribution channels.

            There can be no assurance that the back-office and support systems and processes discussed above will achieve levels of capacity, or improvements in speed and efficiency, sufficient to meet actual or anticipated customer and network growth and demands, or will be able to do so on a timely basis. Any inability of the Company to timely meet Digital Mobile network capacity needs, to have access to suitable cell sites and infrastructure and subscriber equipment in any one or more of its market areas, or to develop when and as required improvements or expansions to its systems and processes adequate to meet desired levels of customer activation and demand for wireless services on the Digital Mobile network could decrease or postpone subscriber growth, thereby adversely affecting Nextel's revenues, business and prospects. See "-- Forward Looking Statements."

RELIANCE ON ONE PRINCIPAL SUPPLIER IN IMPLEMENTATION OF DIGITAL MOBILE NETWORKS

            Pursuant to existing equipment purchase agreements first entered into in 1991, as subsequently amended (such equipment purchase agreements, as amended, being referred to herein as the "Equipment Purchase Agreements"), between Nextel and Motorola, Motorola provides the iDEN infrastructure and subscriber handset equipment to Nextel throughout its markets. Nextel expects that it will need to rely on Motorola for the manufacture of a substantial portion of the equipment necessary to construct its Digital Mobile networks and handset equipment for the foreseeable future. The Equipment Purchase Agreements include a commitment from Nextel to purchase from Motorola a significant amount of system infrastructure equipment. Nextel has, among other things, agreed (subject to certain conditions) to purchase and install iDEN equipment during the four-year and six-year periods beginning on August 4, 1994 sufficient to cover 70% and 85%, respectively, of the United States population. In addition, subject to the applicable terms and conditions under the Second Equipment Agreement Amendment, Nextel has agreed to deploy Reconfigured iDEN technology and, until August 4, 1999 and subject to certain conditions, to purchase from Motorola at least 50% of the base radios Nextel purchases in any calendar year. See "-- Success of Nextel is Dependent on its Ability to Compete" and "-- Forward Looking Statements." Such commitments are in addition to amounts purchased from Motorola or for which Nextel or companies acquired by Nextel had placed orders with Motorola prior to August 4, 1994, which orders have become obligations of Nextel.

            The Second Equipment Agreement Amendment limits Nextel's ability to deploy a "Switch in Technology" which, under the Second Equipment Agreement Amendment, is defined to mean a decision by Nextel before August 4, 1999 to install and use digital radio frequency technology as an alternative to iDEN on more than 25% of its SMR channels in the 806-824 MHz band in one or more of its top 20 domestic markets, or the utilization by Nextel of any of its SMR channels for voice interconnect on certain United States cellular and/or PCS radio telephony standards. Nextel may not implement such a Switch in Technology unless
(i) Nextel determines that the iDEN or Reconfigured iDEN equipment fails to meet certain performance specifications established in the Second Equipment Agreement Amendment, which failure materially adversely affects the commercial viability of the technology to provide reliable services as intended by Motorola and Nextel, and Motorola does not cure such failure within six months after receiving notice thereof, or (ii) Nextel or the McCaw Investor offers to acquire the remainder of Motorola's shares of Common Stock at a per share price of at least 110% of the average of the closing prices of the Common Stock over the 30 trading days preceding the public announcement by Nextel of the decision to implement such a Switch in Technology. In either case, if Motorola manufactures (or elects to manufacture) the alternate technology Nextel elects to deploy, Nextel must purchase 50% of its infrastructure requirements and 25% of its subscriber equipment requirements from Motorola for three years, provided such equipment is competitive in price and performance to the equipment utilizing or incorporating such alternate technology then offered by other manufacturers.

            It is expected that for the next few years of Digital Mobile network operations by Nextel, Motorola and competing manufacturers who are licensed by Motorola will be the only manufacturers of subscriber equipment that is compatible with Nextel's Digital Mobile networks. The Equipment Purchase Agreements between Nextel and Motorola first entered into in

1991, as subsequently amended by, among others, the amendment entered into in connection with the Motorola Transaction (the "Prior Equipment Agreement Amendment") provide for the licensing by Motorola of interfaces relating to infrastructure and subscriber equipment and of additional manufacturers for subscriber equipment. In connection with the Second Equipment Agreement Amendment, Motorola further agreed to negotiate to enter into licenses with at least one alternative manufacturer of iDEN infrastructure equipment. Currently, however, there are no arrangements in effect with any additional manufacturers to supply Nextel with alternative sources for either iDEN system infrastructure or subscriber equipment.

NEXTEL'S PROSPECTS ARE DEPENDENT ON GOVERNMENTAL REGULATION

            The licensing, operation, acquisition and sale of Nextel's SMR businesses are regulated by the FCC. FCC regulations have undergone significant changes during the last three years and continue to evolve as new FCC rules and regulations are adopted pursuant to the Omnibus Budget Reconciliation Act of 1993 and the Telecommunications Act of 1996. Nextel's ability to conduct its business is dependent, in part, on its compliance with FCC rules and regulations. Future changes in regulations or legislation affecting Digital Mobile network service and Congress' and the FCC's recent allocation of additional Commercial Mobile Radio Services spectrum could materially adversely affect Nextel's business. See "-- Forward Looking Statements."

NEXTEL'S ASSETS PRIMARILY CONSIST OF INTANGIBLE FCC LICENSES

            Nextel's assets consist primarily of intangible assets, principally FCC licenses, the value of which will depend significantly upon the success of Nextel's business and the growth of the SMR and wireless communications industries in general. In the event of default on indebtedness or liquidation of Nextel, there can be no assurance that the value of these assets will be sufficient to satisfy its obligations. Nextel had a net tangible book value deficit of approximately $1,829,581,000 as of September 30, 1997.

NEXTEL SUSCEPTIBLE TO CONTROL BY SIGNIFICANT STOCKHOLDERS

            Based on securities ownership information relating to Nextel as of September 30, 1997, giving effect to the November 1997 amended Schedule 13D filings by Mr. McCaw and Wendy P. McCaw, and giving effect (on such date) to the conversion of the outstanding shares of Nextel's preferred stock and Class B Non-Voting Common Stock, par value $0.001 per share (the "Non-Voting Common Stock"), and the exercise in full of (i) two separate options held by the McCaw Investor exercisable for periods of four and six years, respectively, from July 28, 1995, to acquire an aggregate of up to 15,082,722 shares of Common Stock at exercise prices ranging from $18.50 to $21.50 per share (the "McCaw Options"),
(ii) the option held by Eagle River, Inc., an affiliate of the McCaw Investor ("Eagle River"), to purchase an aggregate of 1,000,000 shares of Common Stock at an exercise price of $12.25, which option vests over a five-year period from April 4, 1995 (the "Incentive Option"), (iii) the New Option issued to an affiliate of Mr. McCaw to acquire 15,000,000 shares at $16.00 per share and 10,000,000 shares at $18.00 per share prior to July 29, 1998, (iv) the options granted on July 28, 1995 to the McCaw Investor by Motorola to purchase up to 5,430,803 shares of Common Stock over a six-year period and (v) a warrant held by Motorola to purchase 2,890,000 shares of Common Stock, entities controlled by the McCaw Investor would hold approximately 25.2% and Motorola would hold approximately 15.6% of the Common Stock that would be outstanding as of such date.

            In connection with the consummation of the McCaw Transaction and pursuant to the Securities Purchase Agreement dated as of April 4, 1995, as amended, among Nextel, the McCaw Investor and Mr. McCaw (the "McCaw Securities Purchase Agreement"), the McCaw Investor has the right to designate not less than 25% of the Board of Directors of Nextel. Additionally, the McCaw Investor is entitled to have a majority of the members of the Operations Committee of the Board of Directors selected from the McCaw Investor's representatives on the Board of Directors. The Operations Committee has the authority to formulate key aspects of Nextel's business strategy, including decisions relating to the technology used by Nextel (subject to existing equipment purchase agreements), acquisitions, the creation and approval of operating and capital budgets and marketing and strategic plans, approval of financing plans, endorsement of nominees to the Board of Directors and committees thereof and nomination and oversight of certain executive officers. As a result, based upon the McCaw Investor's stock ownership position, as well as its ability to designate at least 25% of the members of the Board of Directors and control the Operations Committee, the McCaw Investor is in a position to exert significant influence over Nextel's affairs. The Board of Directors retains the authority to override actions taken or proposed to be taken by the Operations Committee, subject, in certain circumstances, to certain financial consequences. The creation and existence of the Operations Committee does not change the normal fiduciary duties of the Board of Directors, including fiduciary duties in connection with any proposal to override any action of or to terminate the Operations Committee, whether or not such action would give rise to such financial consequences. Although Motorola is entitled to nominate two directors to the Board of Directors, presently only one person designated by Motorola is a Nextel director. Pursuant to an amendment to the Agreement and Plan of Contribution and Merger dated as of April 4, 1995, by and among Nextel, Motorola and certain subsidiaries of Motorola (the "Motorola Amendment"), Motorola has agreed to support the decisions and recommendations of the Operations Committee and to vote the shares of Common Stock held by it accordingly, subject to (i) the right of any Motorola-designated Nextel directors to vote in a manner consistent with their fiduciary duties and (ii) the right of Motorola to vote its shares as it determines necessary with respect to issues that conflict with Motorola's corporate ethics or that present conflicts of interest, or in order to protect the value or marketability of the shares of Common Stock held by it.

            Based upon their respective ownership positions, if the McCaw Investor and Motorola chose to act together, such parties could have a sufficient voting interest in Nextel, among other things, to (i) exert effective control over the approval of amendments to the Certificate of Incorporation, mergers, sales of assets or other major corporate transactions as well as other matters submitted for stockholder vote, (ii) defeat a takeover attempt and (iii) otherwise control whether particular matters are submitted for a vote of the stockholders of Nextel. Although Motorola has made certain commitments as described in the last sentence of the preceding paragraph, Nextel is not aware of any current agreements among the McCaw Investor and Motorola with respect to the ownership or voting of Common Stock and neither Motorola nor the McCaw Investor has indicated to Nextel that it has any present intention to seek to exercise such control. Pursuant to the McCaw Securities Purchase Agreement, the McCaw Investor has agreed that it will not vote for any nominee to the Board of Directors other than persons it is entitled to designate under the terms of the securities it owns or of the McCaw Securities Purchase Agreement. Upon request of Nextel, the McCaw Investor has also agreed to cause shares of Common Stock, the voting of which is controlled by it or its affiliates, to be voted in a manner proportionate to the votes of other holders of Common Stock in the election of directors so designated by the Board of Directors.

            Each of the McCaw Investor and Motorola has and (subject to the terms of applicable agreements between such parties and Nextel) may have an investment or interest in entities that provide wireless telecommunications services that could potentially compete with Nextel. Under the McCaw Securities Purchase Agreement, the McCaw Investor, Mr. McCaw and their Controlled Affiliates (as defined in the McCaw Securities Purchase Agreement) may not, for a period of time after consummation of the McCaw Transaction, participate in other two-way terrestrial-based mobile wireless communications systems in the region that includes any part of North America or South America unless such opportunities have first been presented to and rejected by Nextel in accordance with the provisions of the McCaw Securities Purchase Agreement. Such limitation is subject to certain limited exceptions, including certain existing securities holdings and relationships (and expressly including Mr. McCaw's investment in AT&T Corp. ("AT&T") resulting from AT&T's acquisition of McCaw Cellular Communications, Inc., which investment may not exceed 3% of the outstanding stock of AT&T). Such restrictions terminate on the later to occur of July 28, 2000 or one year after the termination of the Operations Committee. See "-- Potential Conflict of Interest Relationship with Motorola."

POTENTIAL DILUTION FROM PENDING AND FUTURE TRANSACTIONS

            As indicated elsewhere in this Prospectus, Nextel has commitments, and from time to time may enter into additional commitments, to issue a substantial number of new shares of Common Stock. The shares that are subject to such issuance commitments, to a large degree, either will be issued in registered transactions and thus will be freely tradeable, or will be subject to grants of registration rights which, if and when exercised, would result in such shares becoming freely tradeable. Additionally, to incur debt in excess of permitted debt levels prior to January 1, 2000, pursuant to the amendments to the Old Indentures as described above (see "The Company - Recent Developments - Consent Solicitation"), Nextel could be required to issue new equity beyond the shares of Common Stock currently subject to issuance commitments.

            As of September 30, 1997, there were approximately 282,760,597 shares of Common Stock outstanding (assuming the conversion of the outstanding shares of Nextel's Non-Voting Common Stock and Nextel's preferred stock), on a primary, rather than a fully diluted, basis, and approximately 331,650,597 shares of Common Stock would have been outstanding assuming the exercise of all options (excluding employee options and including warrants initially issued to Motorola to purchase 3,000,000 shares, the options to purchase an aggregate of 21,000,000 shares pursuant to the McCaw Options and the Incentive Option and an aggregate of 25,000,000 shares pursuant to the New Option), warrants and other existing rights to acquire Common Stock outstanding on such date.

            Pursuant to the McCaw Securities Purchase Agreement, the McCaw Investor was granted anti-dilutive rights with respect to certain Nextel share issuances (the "McCaw Purchase Right"). An increase in the number of shares of Common Stock that will become available for sale in the public market may adversely affect the market price of Common Stock.

SHARES ELIGIBLE FOR FUTURE SALE

            Existing holders of Common Stock generally may freely resell their shares except to the extent that they are deemed to be affiliates of Nextel or certain predecessor companies for purposes of Rule 144 or Rule 145 promulgated under the Securities Act. Nextel has also granted registration rights with respect to a significant number of its shares outstanding on a fully diluted basis, including shares of Common Stock issuable upon conversion of securities issued in, or upon exercise of options granted in, the Motorola Transaction and the McCaw Transaction, as well as shares issuable pursuant to the New Option. The exercise of registration rights by persons entitled thereto would permit such persons to sell such shares without regard to the limitations of Rule 144. An increase in the number of shares of Common Stock that will become available for sale in the public market may adversely affect the market price of Common Stock.

DIVIDEND POLICY LIMITS EXPECTATION OF FUTURE DIVIDENDS

            Nextel has not paid any dividends on Common Stock and does not plan to pay dividends on Common Stock for the foreseeable future. The Nextel Indentures, the Bank Credit Agreement, the Vendor Credit Agreement and the Second Vendor Financing Agreement presently prohibit, and are expected to operate so as to continue to prohibit, Nextel from paying dividends. In addition, the collateral security mechanisms and related provisions associated with the Bank and Vendor Credit Facilities and the Second Vendor Financing Agreement limit the amount of cash available to make dividends, loans and cash distributions to Nextel from Nextel's subsidiaries that operate Digital Mobile networks in Nextel's markets. Accordingly, while such restrictions are in place, any profits generated by such subsidiaries will not be available to Nextel for, among other purposes, payment of dividends.

POTENTIAL CONFLICT OF INTEREST RELATIONSHIP WITH MOTOROLA

            Motorola and its affiliates have and currently are engaged in wireless communications businesses, and may in the future engage in additional such businesses, which are or may be competitive with some or all of the services offered by Nextel's Digital Mobile networks, although the Motorola Land Mobile Products Sector ("Motorola LMPS") may not, prior to July 28, 1998, make use (with certain limited exceptions) of the customer lists conveyed by Motorola to ESMR in connection with the Motorola Transaction to solicit subscribers for any 800 MHz SMR commercial mobile voice business owned or managed by Motorola LMPS in the continental United States. Pursuant to the Second Equipment Agreement Amendment, Motorola has agreed that until July 1998, Motorola LMPS will not solicit other iDEN customers and neither Motorola LMPS nor Motorola's credit corporation subsidiary will make any equity investment in, or provide equipment/vendor financing to, certain iDEN customers with respect to purchases of iDEN equipment.

            In light of the competitive posture of Motorola, Nextel and Motorola have agreed that any information relating to Nextel's business plans and projections will be used by Motorola only for purposes of ensuring compliance with Nextel's obligations under the various equipment purchase agreements and financing agreements between Nextel and Motorola. Motorola has designated one director to the Board of Directors and, hence, such director has access to Nextel's business plans subject to certain confidentiality restrictions.

            Although Nextel believes that its equipment purchase and financing relationship with Motorola has been structured to reflect the realities of purchasing and borrowing from a competitor, there can be no assurance that the potential conflict of interest will not adversely affect Nextel in the future. Moreover, Motorola's role as a significant stockholder of Nextel, in addition to its role as a major creditor and supplier, also creates potential conflicts of interest, particularly with regard to significant transactions.

CONCERNS ABOUT MOBILE COMMUNICATIONS HEALTH RISK MAY AFFECT PROSPECTS OF NEXTEL

            Allegations have been made, but not proven, that the use of portable mobile communications devices may pose health risks due to radio frequency emissions from such devices. Studies performed by wireless telephone equipment manufacturers have investigated these allegations, and a major industry trade association and certain governmental agencies have stated publicly that the use of such phones poses no undue health risk. The actual or perceived risk of mobile communications devices could adversely affect Nextel through a reduced subscriber growth rate, a reduction in subscribers, reduced network usage per subscriber or through reduced financing available to the mobile communications industry.

FORWARD LOOKING STATEMENTS

            "SAFE HARBOR" STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995: A number of the matters and subject areas discussed in the foregoing "Risk Factors" section of this Prospectus that are not historical or current facts deal with potential future circumstances and developments. The discussion of such matters and subject areas is qualified by the inherent risks and uncertainties surrounding future expectations generally, and also may materially differ from Nextel's actual future experience involving any one or more of such matters and subject areas. Nextel has attempted to identify, in context, certain of the factors that it currently believes may cause actual future experience and results to differ from Nextel's current expectations regarding the relevant matter or subject area. The operation and results of Nextel's wireless communications business also may be subject to the effect of other risks and uncertainties in addition to the relevant qualifying factors identified elsewhere in the foregoing "Risk Factors" section, including, but not limited to, general economic conditions in the geographic areas and occupational market segments that Nextel is targeting for its Digital Mobile network service, the availability of adequate quantities of system infrastructure and subscriber equipment and components to meet Nextel's service deployment and marketing plans and customer demand, the success of efforts to improve and satisfactorily address any issues relating to Digital Mobile system performance, the successful nationwide deployment of the Reconfigured iDEN technology, the ability to achieve market penetration and average subscriber revenue levels sufficient to provide financial viability to the Digital Mobile network business, Nextel's ability to timely and successfully accomplish required scale-up of its billing, customer care and similar back-room operations to keep pace with customer growth and increased system usage rates, access to sufficient debt or equity capital to meet Nextel's operating and financing needs, the quality and price of similar or comparable wireless communications services offered or to be offered by Nextel's competitors, including providers of cellular and PCS service, future legislative or regulatory actions relating to SMR services, other wireless communications services or telecommunications generally and other risks and uncertainties described from time to time in Nextel's reports filed with the Commission, including the Annual Report on Form 10-K for the fiscal year ended December 31, 1996, and the Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997, June 30, 1997 and September 30, 1997.


                                 USE OF PROCEEDS

            All of the Securities offered hereby by the Company may be issued from time to time by the Company in connection with the Company's acquisition of other businesses, properties or securities in business combination transactions. See "Securities Covered by This Prospectus."


                             SELECTED FINANCIAL DATA

            The selected financial data set forth below for the periods indicated should be read in conjunction with the consolidated financial statements, related notes and other financial information appearing in Nextel's Annual Report on Form 10-K for the year ended December 31, 1996 and Nextel's Quarterly Report on Form 10-Q for the quarter ended September 30, 1997, incorporated herein by reference. The financial information for the fiscal years ended March 31, 1993 and 1994, the nine months ended December 31, 1994, and the years ended December 31, 1995 and 1996 have been derived from the audited consolidated financial statements of Nextel. The report of Deloitte & Touche LLP, independent auditors, for the nine months ended December 31, 1994 and the years ended December 31, 1995 and 1996 has been incorporated by reference. See "Experts." The financial information for the nine months ended September 30, 1996 and 1997 is derived from the unaudited financial statements of Nextel and, in the opinion of Nextel, includes all adjustments, consisting only of normal recurring accruals, considered necessary for the fair presentation of such information. The results of operations for interim periods are not necessarily indicative of the results to be expected for the full year. See "Incorporation of Certain Information By Reference."

                                                FISCAL YEAR           NINE MONTHS
                                                   ENDED                 ENDED                         YEAR ENDED
                                                 MARCH 31,            DECEMBER 31,                    DECEMBER 31,
                                    -----------------------------     ------------            ---------------------------
                                        1993              1994           1994(1)                1995               1996
                                    -----------       -----------     ------------            --------           --------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
INCOME STATEMENT DATA(2):

Revenues......................      $    53,002       $    67,928     $     74,857       $     171,703       $    332,938
Cost of operations............           20,979            28,666           51,406             151,718            247,717
Selling, general and
 administrative
 expenses.....................           18,971            41,107           85,077             193,321            330,256
Expenses related to
 corporate
 reorganization(3)............               --                --               --              17,372                 --
Depreciation and
 amortization.................           25,942            58,398           94,147             236,178            400,831
                                    -----------       -----------     ------------       -------------       ------------
Operating loss................          (12,890)          (60,243)        (155,773)           (426,886)          (645,866)
Interest income
 (expense), net...............            1,324           (18,101)         (41,454)            (89,509)          (206,480)
Other income (expense),
 net(4)(5)....................              924                 3               33             (15,372)           (10,866)
Income tax benefit............            1,027            21,437           71,345             200,602            307,192
Series D Preferred
 Stock Dividends..............               --                --               --                  --                 --
                                    -----------       -----------     ------------      --------------      -------------
Net loss attributable
 to common
 stockholders.................      $    (9,615)      $   (56,904)    $   (125,849)     $     (331,165)     $    (556,020)
                                    ===========       ===========     ============      ==============      =============
Net loss per share
 attributable to common
 stockholders.................      $     (0.16)      $     (0.73)    $      (1.25)     $        (2.31)     $       (2.50)

Number of shares used
 in computations(6) ..........       58,736,000        78,439,000      100,639,000         143,283,000        222,779,000

                                                 NINE MONTHS
                                                    ENDED
                                                SEPTEMBER 30,
                                         ---------------------------
                                           1996               1997
                                         --------        -----------
                                     (IN THOUSANDS, EXCEPT SHARE DATA)

INCOME STATEMENT DATA(2):

Revenues......................       $    236,977       $    463,838
Cost of operations............            187,631            195,077
Selling, general and
 administrative
 expenses.....................            224,650            568,112
Expenses related to
 corporate
 reorganization(3)............                 --                 --
Depreciation and
 amortization.................            291,698            361,757
                                    -------------      -------------
Operating loss................           (467,002)          (661,108)
Interest income
 (expense), net...............           (147,571)          (258,387)
Other income (expense),
 net(4)(5)....................                 --              5,486
Income tax benefit............            216,944            125,402
Series D Preferred
 Stock Dividends..............                 --            (12,822)
                                    -------------      -------------
Net loss attributable
 to common
 stockholders.................      $    (397,629)     $    (801,429)
                                    =============      =============
Net loss per share
 attributable to common
 stockholders.................      $       (1.80)     $       (3.28)

Number of shares used
 in computations(6) ..........        221,309,000        244,221,000


                                AS OF MARCH 31,                         AS OF DECEMBER 31,              AS OF SEPTEMBER 30, 1997
                           -------------------------       ----------------------------------------    ----------------------------
                              1993           1994             1994           1995           1996         ACTUAL      AS ADJUSTED(7)
                           ----------     ----------       ----------     ----------     ----------    ----------   ---------------
                                                                        (IN THOUSANDS)
BALANCE SHEET DATA:
Cash and cash
 equivalents(8) .......... $   17,083     $  483,483       $  301,679     $  340,826     $  139,681    $  475,370     $1,176,762
Marketable
 securities(9) ...........     14,768        426,113          172,313         68,443          5,012        87,924         87,924
Current assets ...........     39,932        921,983          504,248        504,661        309,097       892,785      1,594,177

Intangible assets, net....
                              144,666        889,912        1,451,780      3,549,622      4,076,300     4,414,642      4,414,642
Total assets..............    333,557      2,229,832        2,918,985      5,547,256      6,472,439     8,462,029      9,181,421
Long-term debt(10) .......     55,024      1,113,268        1,193,096      1,687,829      2,783,041     4,229,765      4,929,762
Series D Preferred
 Stock ...................         --             --               --             --             --       512,822        512,822
Stockholders'
 equity (11) .............    255,224        846,304        1,268,575      2,945,141      2,808,138     2,585,061      2,604,456

                                                   (footnotes on following page)

----------
(1) Effective December 31, 1994, Nextel changed its fiscal year end from March 31 to December 31. Accordingly, the income statement data is presented for the transition period from April 1, 1994 to December 31, 1994.

(2) See Note 2 to the Notes to Nextel's consolidated financial statements for the year ended December 31, 1996 for a description of acquisitions.

(3) See Note 2 to the Notes to Nextel's consolidated financial statements for the year ended December 31, 1996.

(4) Other expenses in 1995 include a $15,000,000 write-down of the investment in Corporacion Mobilcom S.A. de C.V. as a result of the devaluation of the Mexican peso.

(5) Other expenses in 1996 primarily reflect equity in the losses of certain foreign investments accounted for under the equity method. (See Note 2 to the Notes to Nextel's consolidated financial statements for the year ended December 31, 1996.)

(6) Weighted average number of shares of Common Stock outstanding during the respective periods.

(7) Gives pro forma effect to the receipt of (i) approximately $19,400,000 representing a portion of the Subscription Proceeds received after September 30, 1997, and (ii) approximately $682,000,000 in October Notes Proceeds as if they occurred on September 30, 1997. Such proceeds are available for general corporate purposes. See "The Company - Recent Developments -- October Notes Issuance."

(8) Includes approximately $294,429,000 of cash and cash equivalents held by Nextel International and its subsidiaries as of September 30, 1997 from the offering of the NI Notes completed in March 1997, which are not available to fund any of the cash needs of Nextel's domestic Digital Mobile and analog SMR businesses due to the restrictions contained in the NI Indenture.

(9) Includes approximately $85,121,000 of marketable securities held by Nextel International and its subsidiaries as of September 30, 1997 from the offering of the NI Notes, which are not available to fund any of the cash needs of Nextel's domestic Digital Mobile and analog SMR businesses due to the restrictions contained in the NI Indenture.

(10) Excludes the current portions of long-term debt. See Note 6 to the Notes to Nextel's consolidated financial statements for the year ended December 31, 1996.

(11) See Notes 10 and 11 to the Notes to Nextel's consolidated financial statements for the year ended December 31, 1996.

        SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

              The following table sets forth, as of September 30, 1997 (the "Ownership Date"), the amount and percentage of shares of each class of Nextel's capital stock that are deemed under the rules of the Commission to be "beneficially owned" by (i) each director of Nextel (except that the table reflects the November 1997 amended Schedule 13D filings by Craig O. McCaw and Wendy P. McCaw), (ii) the Chief Executive Officer and each of the four other most highly compensated executive officers of Nextel for the year ended December 31, 1996, who continued to be executive officers of Nextel at the Ownership Date, (iii) all directors and executive officers of Nextel as a group and (iv) each person or "group" (as such term is used in Section 13(d)(3) of the Exchange
Act) known by Nextel to be the beneficial owner of more than five percent of the outstanding shares of each class of Nextel's capital stock.

                                                TITLE OF CLASS OF THE                AMOUNT AND NATURE
                                                  COMPANY'S CAPITAL                    OF BENEFICIAL             APPROXIMATE %
         NAME OF BENEFICIAL OWNER                        STOCK                          OWNERSHIP(1)              OF CLASS(2)
------------------------------------------   -----------------------------         ----------------------        ------------
Daniel F. Akerson.........................      Class A Common Stock                          200,000(3)                *

Morgan E. O'Brien.........................      Class A Common Stock                          926,476(4)                *

Keith J. Bane.............................      Class A Common Stock                               --(5)                *

Frank M. Drendel..........................      Class A Common Stock                           10,167(6)                *

Timothy M. Donahue........................      Class A Common Stock                           76,000(7)                *

William E. Conway, Jr.....................      Class A Common Stock                           96,325(8)                *

Craig O. McCaw............................      Class A Common Stock                       77,658,786(9)              24.0%

Keisuke Nakasaki..........................      Class A Common Stock                               --(10)               *

Masaaki Torimoto..........................      Class A Common Stock                               --(11)               *

Dennis M. Weibling........................      Class A Common Stock                       77,658,786(12)             24.0

Robert S. Foosaner........................      Class A Common Stock                          242,000(13)               *

All directors and executive officers
  as a group (18 persons).................      Class A Common Stock                       79,476,221(14)             24.5

5% STOCKHOLDERS (NOT LISTED  ABOVE)
Motorola, Inc.............................      Class A Common Stock                       58,890,000(15)             20.6
1303 East Algonquin Road                        Class B Common Stock                       17,830,000                100.0
Schaumburg, Illinois 60196

Digital Radio, L.L.C......................      Class A Common Stock                       52,258,786(16)             17.5
2300 Carillon Point                             Class A Preferred Stock                     7,905,981                100.0
Kirkland, Washington 98033                      Class B Preferred Stock                            82                100.0

Option Acquisition, L.L.C.................      Class A Common Stock                       25,000,000(17)              8.1
2300 Carillon Point
Kirkland, Washington 98033

Putnam Investments, Inc...................      Class A Common Stock                       15,340,145(18)              5.4
1 Post Office Square
Boston, Massachusetts 02109

Wendy P. McCaw ...........................      Class A Common Stock                       14,824,937(19)              5.2
c/o Lasher, Holzapfal, Sperry &
  Ebberson, PLLC
2600 Two Union Square
601 Union Street
Seattle, Washington 98101

----------
*  Less than one percent (1%).

(1) Under the rules of the Commission, a person is deemed to be the beneficial owner of a security if such person, directly or indirectly, has or shares the power to vote or direct the voting of such security or the power to dispose or direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities if that person has the right to acquire beneficial ownership within 60 days of the Ownership Date. Accordingly, more than one person may be deemed to be a beneficial owner of the same securities. Unless otherwise indicated by footnote, the named individuals have sole voting and investment power with respect to the shares of Nextel's capital stock beneficially owned.

(2) Represents the voting power of the number of shares of each of class of capital stock beneficially owned as of the Ownership Date by each named person or group, expressed as a percentage of (a) all shares of Nextel's capital stock of the indicated class actually outstanding as of such date (in the case of the Common Stock, giving effect to the conversion of Nextel's preferred stock and Nextel's Non-Voting Common Stock), plus
        (b) all other shares of capital stock deemed outstanding as of such date pursuant to Rule 13d-3(d)(1) under the Exchange Act.

(3) Includes 200,000 shares of Common Stock obtainable as of the Ownership Date or within 60 days thereafter by Mr. Akerson upon the exercise of non-qualified stock options.

(4) Includes 553,477 shares of Common Stock obtainable as of the Ownership Date or within 60 days thereafter by Mr. O'Brien upon the exercise of non-qualified stock options.

(5) Mr. Bane, who is Executive Vice President, and President Americas Region, of Motorola, disclaims beneficial ownership of all securities of Nextel held by Motorola. See note 15.

(6) Includes 1,667 shares of Common Stock obtainable as of the Ownership Date or within 60 days thereafter by Mr. Drendel upon the exercise of non-qualified stock options.

(7) Includes 75,000 shares of Common Stock obtainable as of the Ownership Date or within 60 days thereafter by Mr. Donahue upon the exercise of non-qualified stock options.

(8) Includes 1,667 shares of Common Stock obtainable as of the Ownership Date or within 60 days thereafter by Mr. Conway upon the exercise of non-qualified stock options.

(9) Reflects the conversion of 257,284 shares of Class A Preferred Stock and the transfer of 9,907,659 shares of Common Stock and options to purchase 4,917,278 shares of Common Stock obtainable as of the Ownership Date to Wendy P. McCaw pursuant to an agreement dated November 3, 1997, as reflected in an amendment to her Schedule 13D dated November 3, 1997 and in an amendment to the Schedule 13D of Mr. McCaw. Comprised of (i) 52,258,786 shares of Common Stock beneficially owned by the McCaw Investor, (ii) 400,000 shares of Common Stock obtainable as of the Ownership Date upon the exercise of a portion of the Incentive Option granted to Eagle River, an affiliate of the McCaw Investor, and (iii) 25,000,000 shares of Common Stock beneficially owned by Option Acquisition, L.L.C. Mr. McCaw, who is an equity owner and controlling person of the McCaw Investor and Option Acquisition, L.L.C., disclaims beneficial ownership of all securities of Nextel held by the McCaw Investor and Option Acquisition, L.L.C., except to the extent of his pecuniary interest therein. See notes 16 and 17.

(10) Mr. Nakasaki, who is President and Chief Executive Officer of NTT America, Inc., a subsidiary of Nippon Telegraph and Telephone Corporation ("NTT"), disclaims beneficial ownership of all shares of Common Stock held by NTT. As of the Ownership Date, NTT held 1,532,959 shares of Common Stock.

(11) Mr. Torimoto, who is Vice President of Panasonic Communications and Systems Company, disclaims beneficial ownership of all shares of Common Stock held by Matsushita Communication Industrial Co., Ltd. ("Matsushita"). As of the Ownership Date, Matsushita held 3,000,000 shares of Common Stock.

(12) Mr. Weibling, who is an officer of Option Acquisition, L.L.C. and President of Eagle River, an affiliate of the McCaw Investor, disclaims beneficial ownership of all securities of Nextel held by the McCaw Investor and by Option Acquisition, L.L.C., except to the extent of his pecuniary interest therein. See notes 16 and 17.

(13) Includes 192,000 shares of Common Stock obtainable as of the Ownership Date or within 60 days thereafter by Mr. Foosaner upon the exercise of non-qualified stock options.

(14) Includes an aggregate of 1,243,061 shares of Common Stock obtainable as of the Ownership Date or within 60 days thereafter by directors and executive officers as a group upon the exercise of non-qualified stock options or other stock purchase rights. See also notes 15, 16 and 17.

(15) Assuming conversion of the Non-Voting Common Stock held by Motorola. Comprised of (i) 38,170,000 shares of Common Stock beneficially owned by Motorola, (ii) 17,830,000 shares of Non-Voting Common Stock beneficially owned by Motorola and (iii) 2,890,000 shares of Common Stock obtainable as of the Ownership Date or within 60 days thereafter upon exercise of a warrant.

(16) Comprised of (i) 13,458,039 shares of Common Stock beneficially owned by the McCaw Investor, (ii) 15,082,722 shares of Common Stock obtainable as of the Ownership Date or within 60 days thereafter upon the exercise of certain options and (iii) 23,718,025 shares of Common Stock, which represents the conversion of the 7,905,981 shares of Class A Preferred Stock and the 82 shares of Nextel's Class B Preferred Stock held by the McCaw Investor. Eagle River Investments, L.L.C., the manager of the McCaw Investor, also reports beneficial ownership of the shares beneficially owned by the McCaw Investor. Excludes 4,917,278 shares of Common Stock obtainable as of the Ownership Date upon the exercise of certain options currently held by Wendy P. McCaw that the McCaw Investor has the right to exercise in the event Wendy P. McCaw does not elect to exercise such options. See note 19.

(17) Includes 25,000,000 shares of Common Stock obtainable as of the Ownership Date upon the exercise of the New Option.

(18) As reported in the most recent Schedule 13G filed by Putnam Investments, Inc. ("Putnam"), Putnam does not have sole voting power over the shares of Common Stock beneficially owned by Putnam.

(19) Comprised of 9,907,659 shares of Common Stock beneficially owned by Wendy P. McCaw and 4,917,278 shares of Common Stock obtainable as of the Ownership Date or within 60 days thereafter upon the exercise of certain options. Excludes 7,619,677 shares of Common Stock obtainable as of the Ownership Date upon the exercise of certain options currently held by the McCaw Investor that Wendy P. McCaw has the right to exercise in the event the McCaw Investor does not elect to exercise such options. See note 16.


                      SECURITIES COVERED BY THIS PROSPECTUS

              This Prospectus may be used by the Company for the offer and sale of up to 10,000,000 shares of Common Stock, and/or the Warrants, either directly or indirectly acting through its affiliates, from time to time in connection with the acquisition of other businesses, properties or securities in business combination transactions to the extent not issued prior to the date hereof. To date, 438,972 shares of such Common Stock and none of the Warrants covered by the Registration Statement have been issued in connection with such acquisitions. In addition, Nextel has entered into agreements to issue an estimated maximum of up to approximately 3,900,000 additional shares of Common Stock pursuant to the Registration Statement. To the extent required by applicable law or regulations, the Company will file supplements to this Prospectus from time to time. The consideration offered by the Company in such acquisitions, in addition to any shares of Common Stock or Warrants offered by this Prospectus, may include cash, debt or other securities (which may be convertible into shares of Common Stock of the Company covered by this Prospectus), or assumption by the Company of liabilities of the business being acquired, or a combination thereof. The terms of acquisitions are typically determined by negotiations between the Company and the owners or controlling persons of the businesses, properties or securities to be acquired, with the Company taking into account the quality of management, the past and potential earning power and growth of the businesses, properties or securities to be acquired and other relevant factors. Shares of Common Stock or Warrants issued to the owners of the businesses, properties or securities to be acquired will generally be valued at a price reasonably related to the market value of the Common Stock or the value of the assets to be received, respectively, at the time the terms of the acquisition are agreed upon. Shares of Common Stock issued pursuant to Warrants will be valued at or about the time or times of delivery of the shares. Securities issued under this Prospectus will be freely transferrable under the Securities Act, except for securities issued to persons who may be deemed to be an "underwriter" within the meaning of Section 2(11) of the Securities Act. Securities issued in connection with such transactions to persons who constitute "underwriters" within the meaning of Section 2(11) may not be publicly reoffered or resold by such persons except pursuant to an effective registration statement under the Securities Act covering such Securities or, in certain circumstances, pursuant to Rule 145(d) or any other applicable exemption under the Securities Act. Persons receiving Securities covered by this Prospectus should seek the advice of their own legal counsel with respect to the legal requirements of such resales.

              This Prospectus has also been prepared for use by persons who may receive from the Company shares of Common Stock (either by direct issuance or indirectly pursuant to the terms of the Warrants) and Warrants covered by the Registration Statement in acquisitions and who may be entitled to offer such Securities under circumstances requiring the use of a Prospectus (such persons being referred to under this caption as "Securityholders"); provided, however, that no Securityholder will be authorized to use this Prospectus for any offer of such Common Stock or Warrants without first obtaining the consent of the Company. The Company may consent to the use of this Prospectus for a limited period of time by the Securityholders and subject to limitations and conditions that may be varied by agreement between the Company and the Securityholders. Resales of such shares of Common Stock may be made on the NNM or such other exchange on which the Common Stock may be listed, in the over-the-counter market, in private transactions or pursuant to underwriting agreements. Nextel will receive none of the proceeds from any such sales. There is no market for the Warrants and it is unlikely that any market will develop. However, holders of Warrants may resell such Warrants, in compliance with applicable federal and state securities laws and otherwise as may be provided pursuant to the terms of the relevant transaction agreement governing the issuance and redemption of such Warrants, in private transactions.

              Agreements with Securityholders permitting use of this Prospectus may provide that any such offering be effected in an orderly manner through securities dealers, acting as broker or dealer, selected by the Company; that Securityholders enter into custody agreements with one or more banks with respect to such shares; and that sales be made only by one or more of the methods described in this Prospectus, as appropriately supplemented or amended when required. The Securityholders may be deemed to be underwriters within the meaning of the Securities Act.

              When resales are to be made through a broker or dealer selected by the Company, the broker or dealer may act solely as agent and/or may acquire such Securities as principal. Brokers or dealers participating in such transactions as agent may be entitled to commissions (including negotiated commissions to the extent permissible). Any such sales may be by block trade. Any commission paid or concessions allowed to any broker-dealer and, if any broker-dealer purchases such Securities as principal, any profits received on the resale of such Securities, may be deemed to be underwriting discounts and commissions under the Securities Act.

              In addition to the shares of Common Stock offered hereby, the Company may from time to time issue additional shares of Common Stock through public offerings or private placements. The Company may make such future issuances of Common Stock in connection with its acquisition of other businesses, properties or securities in business combination transactions or for other purposes.

                 DESCRIPTION OF WARRANTS TO ACQUIRE COMMON STOCK

              Nextel may from time to time, as consideration in connection with its acquisition of other businesses, properties or securities in business combination transactions, issue to the owners or controlling persons of such businesses, properties or securities to be acquired, Warrants to acquire shares of Common Stock having a specified redemption price (the "Redemption Price"). The Warrant would entitle the holder thereof to receive from Nextel, at a specified date in the future (generally up to one year from the date of issuance) (the "Conversion Date"), a number of shares of Common Stock determined by dividing the Redemption Price by the average closing sales price for the Common Stock, as reported by the NNM, during a specified period of generally up to 30 trading days prior to the Conversion Date. Nextel shall have the right, however, in its sole discretion, to redeem the Warrant for cash on or before the Conversion Date. Depending upon the particular facts and circumstances, a portion of the shares of Common Stock received upon conversion or a portion of the Redemption Price in the usual case may be treated as interest for federal income tax purposes. Each person who is to receive Warrants pursuant to this Prospectus is urged to consult his or her own tax advisor to determine the particular tax consequences to such person of the receipt, redemption or conversion of Warrants (including the applicability and effect of foreign, state, local and other tax laws).

              If Warrants are issued in any particular transaction, a prospectus supplement will describe the specific terms and conditions of such Warrants, and any other material provisions thereof. In no event will Warrants be issued for shares of Common Stock (taking into account all prior issuances of shares of Common Stock hereunder at the relevant time) in excess of the number of shares of Common Stock remaining available for issuance under the Registration Statement.

                             VALIDITY OF SECURITIES

              The validity of the issuance of the Securities offered hereby have been passed upon for the Company by Jones, Day, Reavis & Pogue, counsel for the Company.

                                     EXPERTS

              The consolidated financial statements and related consolidated financial statement schedules incorporated in this Prospectus by reference from Nextel's Annual Report on Form 10-K for the year ended December 31, 1996, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

              Set forth below is a description of certain provisions of the Restated Certificate of Incorporation (the "Nextel Charter") of Nextel Communications, Inc. ("New Nextel," and, together with "Old Nextel," its predecessor corporation of the same name, "Nextel"), the Amended and Restated By-laws of Nextel (the "Nextel By-Laws") and the Delaware General Corporation Law (the "DGCL"). This description is intended as a summary only and is qualified in its entirety by reference to the Nextel Charter, the Nextel By-laws and the DGCL.

              Elimination of Liability in Certain Circumstances. The Nextel Charter provides that, to the full extent provided by law, a director will not be personally liable to Nextel or its stockholders for or with respect to any acts or omissions in the performance of his or her duties as a director. The DGCL provides that a corporation may limit or eliminate a director's personal liability for monetary damages to the corporation or its stockholders, except for liability (i) for any breach of the director's duty of loyalty to such corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for paying a dividend or approving a stock repurchase in violation of Section 174 of the DGCL or (iv) for any transaction from which the director derived an improper personal benefit.

              While Article 7 of the Nextel Charter provides directors with protection from awards for monetary damages for breaches of the duty of care, it does not eliminate the directors' duty of care. Accordingly, Article 7 will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director's breach of the duty of care. The provisions of
Article 7 as described above apply to officers of Nextel only if they are directors of Nextel and are acting in their capacity as directors and does not apply to officers of Nextel who are not directors.

              Indemnification and Insurance. Under the DGCL, directors and officers as well as other employees and individuals may be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement in connection with specified actions, suits or proceedings, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation as a derivative action) if they acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interest of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe their conduct was unlawful.

              Article 6 of the Nextel Charter and Article VII of the Nextel By-laws provide to directors and officers indemnification to the full extent provided by law, thereby affording the directors and officers of Nextel the protections available to directors and officers of Delaware corporations.
Article VII of the Nextel By-laws also provides that expenses incurred by a person in defending a civil or criminal action, suit or proceeding by reason of the fact that he or she is or was a director or officer shall be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that he or she is not entitled to be indemnified by Nextel as authorized by relevant Delaware law. Nextel has obtained directors and officers liability insurance providing coverage to its directors and officers.

              On September 12, 1991, the Board of Directors of Nextel unanimously adopted resolutions authorizing Nextel to enter into an Indemnification Agreement (the "Indemnification Agreement") with each director of Nextel, and Nextel has entered into the Indemnification Agreements.

              One of the purposes of the Indemnification Agreements is to attempt to specify the extent to which persons entitled to indemnification thereunder (the "Indemnitees") may receive indemnification under circumstances in which indemnity would not otherwise be provided by the DGCL. Pursuant to the Indemnification Agreements, an Indemnitee is entitled to indemnification as provided by Section 145 of the DGCL and to indemnification for any amount which the Indemnitee is or becomes legally obligated to pay relating to or arising out of any claim made against such person because of any act, failure to act or neglect or breach of duty, including any actual or alleged error, misstatement or misleading statement, which such person commits, suffers, permits or acquiesces in while acting in the Indemnitee's position with Nextel. The Indemnification Agreements are in addition to and are not intended to limit any rights of indemnification which are available under the Nextel Charter or the Nextel By-laws, any policy of insurance or otherwise. Nextel is not required under the Indemnification Agreements to make payments in excess of those expressly provided for in the DGCL in connection with any claim against the Indemnitee:

                        (i) which results in a final, nonappealable order
              directing the Indemnitee to pay a fine or similar governmental imposition which Nextel is prohibited by applicable law from paying; or

                        (ii) based upon or attributable to the Indemnitee
              gaining in fact a personal profit to which he was not legally entitled including, without limitation, profits made from the purchase and sale by the Indemnitee of equity securities of Nextel which are recoverable by Nextel pursuant to Section 16(b) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and profits arising from transactions in publicly traded securities of Nextel which were effected by the Indemnitee in violation of Section 10(b) of the Exchange Act or Rule 10b-5 promulgated thereunder.

              In addition to the rights to indemnification specified therein, the Indemnification Agreements are intended to increase the certainty of receipt by the Indemnitee of the benefits to which he or she is entitled by providing specific procedures relating to indemnification.

              The Indemnification Agreements are also intended to provide increased assurance of indemnification by prohibiting Nextel from adopting any amendment to the Nextel Charter or the Nextel By-laws which would have the effect of denying, diminishing or encumbering the Indemnitee's rights pursuant thereto or to the DGCL or any other law as applied to any act or failure to act occurring in whole or in part prior to the effective date of such amendment.

ITEM 21.  EXHIBITS.

              Pursuant to Item 601 of Regulation S-K, 17 C.F.R. Section 229.601(b)(4)(iii)(A), Nextel has excluded from Exhibit 4 instruments defining the rights of holders of long-term debt with respect to debt that does not exceed 10% of the total assets of Nextel. Nextel agrees to furnish copies of such instruments to the Commission upon request.


     EXHIBIT
      NUMBER                                           DESCRIPTION OF EXHIBITS
     -------                 ------------------------------------------------------------------------------------------------------

       4.1       --          Restated Certificate of Incorporation of Nextel (filed on July 31, 1995 as Exhibits No. 4.1.1 and
                             4.1.2 to Nextel's Post-Effective Amendment No. 1 on Form S-8 to Registration Statement No. 33-91716
                             on Form S-4 (the "Nextel S-8 Registration Statement") and incorporated herein by reference).

       4.2       --          Amended and Restated By-laws of Nextel (filed on July 31, 1995 as Exhibit No. 4.2 to the Nextel S-8
                             Registration Statement and incorporated herein by reference).

       4.3       --          Indenture between Old Nextel and The Bank of New York, as Trustee, dated August  15, 1993 (the
                             "August Indenture") (filed on December 23, 1993 as Exhibit No. 4.13 to the Registration Statement on
                             Form S-4 of the Company, No. 33-73388 and incorporated herein by reference).

       4.4       --          Form of Note issued pursuant to the August Indenture (included in Exhibit No. 4.3).

       4.5       --          Indenture between Old Nextel and The Bank of New York, as Trustee, dated as of February 15, 1994
                             (the "February Indenture") (filed on March 1, 1994 as Exhibit No.4.1 to the Form 8-K Current Report
                             of Old Nextel dated February 16, 1994 and incorporated herein by reference).

       4.6       --          Form of Note issued pursuant to the February Indenture (included in Exhibit No. 4.5).

       4.7       --          Supplemental Indenture, dated as of June 30, 1995 to the August Indenture between Old Nextel and The
                             Bank of New York (filed on November 14, 1995 as Exhibit 4.1 to the Quarterly Report on Form 10-Q of
                             Nextel for the quarter ended September 30, 1995 and incorporated herein by reference).

       4.8       --          Supplemental Indenture, dated as of June 30, 1995 to the February Indenture between Old Nextel and
                             The Bank of New York (filed on November 14, 1995 as Exhibit 4.2 to the Quarterly Report on Form
                             10-Q of Nextel for the quarter ended September 30, 1995 and incorporated herein by reference).

       4.9       --          Second Supplemental Indenture, dated as of July 28, 1995 between ESMR (now known as Nextel), as
                             Successor by Merger to Old Nextel and The Bank of New York (relating to the August Indenture) (filed on November 14, 1995 as Exhibit 4.3 to the Quarterly Report on Form 10-Q of Nextel for the quarter ended September 30, 1995 and incorporated herein by reference).

      4.10       --          Second Supplemental Indenture, dated as of July 28, 1995 between ESMR (now known as Nextel), as
                             Successor by Merger to Old Nextel and The Bank of New York (relating to the February Indenture)
                             (filed on November 14, 1995 as Exhibit 4.4 to the Quarterly Report on Form 10-Q of Nextel for the
                             quarter ended September 30, 1995 and incorporated herein by reference).

      4.11       --          Third Supplemental Indenture, dated as of June 13, 1997 between Nextel and The Bank of New York
                             (relating to the August Indenture) (filed on June 17, 1997 as Exhibit 4.1 to Nextel's Current Report on
                             Form 8-K dated June 17, 1997 (the "June 17 Form 8-K") and incorporated herein by reference).

      4.12       --          Third Supplemental Indenture, dated as of June 13, 1997 between Nextel and The Bank of New York
                             (relating to the February Indenture) (filed on June 17, 1997 as Exhibit 4.2 to the June 17, Form 8-K
                             and incorporated herein by reference).

      4.13       --          Indenture for Senior Redeemable Discount Notes due 2004, dated as of January 13, between OneComm
                             (formerly called CenCall Communications Corp.) and The Bank of New York (the "OneComm
                             Indenture") (filed on June 7, 1995 as Exhibit No. 99.2 to Old Nextel's Registration Statement No. 33-
                             93182 on Form S-4 (the "OneComm S-4 Registration Statement") and incorporated herein by reference).

      4.14       --          Form of Note issued pursuant to the OneComm Indenture (included in Exhibit 4.11).

      4.15       --          Supplemental Indenture dated as of June 30, 1995 to the OneComm Indenture between OneComm
                             (formerly called CenCall Communications Corp.) and The Bank of New York (filed on November 14, 1995 as Exhibit 10.12 to the Form 10-Q for the quarter ended September 30, 1995 and incorporated herein by reference).

      4.16       --          Second Supplemental Indenture dated as of July 28, 1995 between Nextel (formerly known as ESMR,
                             Inc.), as successor to OneComm, and The Bank of New York (relating to the OneComm Indenture)
                             (filed on November 14, 1995 as Exhibit 10.13 to the Form 10-Q for the quarter ended September 30,
                             1995 and incorporated herein by reference).

      4.17       --          Third Supplemental Indenture, dated as of June 13, 1997 between Nextel and The Bank of New York
                             (relating to the OneComm Indenture) (filed on June 17, 1997 as Exhibit 4.5 to the June 17 Form 8-K
                             and incorporated herein by reference).

      4.18       --          Indenture for Senior Redeemable Discount Notes due 2004, dated as of April 25, 1994, between Dial
                             Call and The Bank of New York (the "2004 Indenture") (filed on June 7, 1995 as Exhibit 99.4 to the
                             OneComm S-4 Registration Statement and incorporated herein by reference).

      4.19       --          Supplemental Indenture, dated as of August 7, 1995, to the 2004 Indenture between Dial Call and The
                             Bank of New York (filed on December 5, 1995 as Exhibit 99.3 to Nextel's Registration Statement No.
                             33- 80021 on Form S-4 (the "Dial Page S-4 Registration Statement") and incorporated herein by reference).

      4.20       --          Second Supplemental Indenture, dated as of January 30, 1996, to the 2004 Indenture between Dial Page
                             (as successor to Dial Call) and The Bank of New York (filed on April 1, 1996 as Exhibit 4.26 to the
                             Annual Report on Form 10-K of Nextel for the year ended December 31, 1995 (the "1995 Form 10-K")
                             and incorporated herein by reference).

      4.21       --          Third Supplemental Indenture, dated as of January 30, 1996, to the 2004 Indenture between Nextel (as successor to Dial Page) and The Bank of New York (filed on April 1, 1996 as Exhibit 4.27 to the 1995
                             Form 10-K and incorporated herein by reference).

      4.22       --          Fourth Supplemental Indenture, dated as of June 13, 1997 between Nextel and The Bank of New York
                             (relating to the 2004 Indenture) (filed on June 17, 1997 as Exhibit 4.3 to the June 17 Form 8-K and
                             incorporated herein by reference).

      4.23       --          Indenture for Senior Discount Notes due 2005, dated as of December 22, 1993, between Dial Call and
                             The Bank of New York (the "2005 Indenture") (filed as Exhibit 99.3 to the OneComm S-4 Registration
                             Statement and incorporated herein by reference).

      4.24       --          Supplemental Indenture, dated as of April 15, 1994, to the 2005 Indenture between Dial Call and The
                             Bank of New York (filed on April 1, 1996 as Exhibit 4.29 to the 1995 Form 10-K and incorporated herein by reference).

      4.25       --          Supplemental Indenture, dated as of June 30, 1995, to the 2005 Indenture between Dial Call and The
                             Bank of New York (filed on December 5, 1995 as Exhibit 99.4 to the Dial Page S-4 Registration
                             Statement and incorporated herein by reference).

      4.26       --          Third Supplemental Indenture, dated as of January 30, 1996, to the 2005 Indenture between Dial Page
                             (as successor to Dial Call) and The Bank of New York (filed on April 1, 1996 as Exhibit 4.31 to the
                             1995 Form 10-K and incorporated herein by reference).

      4.27       --          Fourth Supplemental Indenture, dated as of January 30, 1996, to the 2005 Indenture between Nextel
                             (as successor to Dial Page) and The Bank of New York (filed on April 1, 1996 as Exhibit 4.32 to the
                             1995 Form 10-K and incorporated herein by reference).

      4.28       --          Fifth Supplemental Indenture, dated as of June 13, 1997 between Nextel and The Bank of New York
                             (relating to the 2005 Indenture) (filed on June 17, 1997 as Exhibit 4.4 to the June 17 Form 8-K and
                             incorporated herein by reference).

      4.29       --          Indenture for Senior Discount Notes due 2007, dated as of March 6, 1997, between McCaw
                             International and The Bank of New York, as Trustee (the "McCaw Indenture") (filed on March 31,
                             1997 as Exhibit 4.24 to Nextel's Annual Report on Form 10-K for the year ended December 31, 1996
                             (the "1996 Form 10-K") and incorporated herein by reference).

      4.30       --          Form of Note issued pursuant to the McCaw Indenture (included in Exhibit 4.24).

      4.31       --          Warrant Agreement, dated as of March 6, 1997, between McCaw International and The Bank of New
                             York (filed on March 31, 1997 as Exhibit 4.26 to the 1996 Form 10-K and incorporated herein by reference).

      4.32       --          Credit Agreement dated as of September 27, 1996 among Nextel, Nextel Finance Company, the
                             Restricted Companies party thereto, the Lenders party thereto, Toronto-Dominion (Texas) Inc., as
                             Administrative Agent, and The Chase Manhattan Bank, as Collateral Agent (the "Bank Credit
                             Agreement") (filed on October 1, 1996 as Exhibit 99.1 to Nextel's Current Report on Form 8-K dated
                             September 27, 1996 (the "September 27 Form 8-K") and incorporated herein by reference).

      4.33       --          Amendment No. 1 dated as of March 24, 1997 to the Bank Credit Agreement (filed on July 9, 1997 as Exhibit 99.1 to Nextel's Current Report on Form 8-K dated July 9, 1997 (the "July 9 Form 8-K")
                             and incorporated herein by reference).

      4.34       --          Amended, Restated and Consolidated Credit Agreement dated as of September 27, 1996 among Nextel,
                             NFC, the Restricted Companies party thereto and the Vendors party thereto (the "Vendor Credit
                             Agreement") (filed on October 1, 1996 as Exhibit 99.2 to the September 27 Form 8-K and incorporated herein by reference).

      4.35       --          Amendment No. 1 dated as of March 24, 1997 to the Vendor Credit Agreement (filed on July 9, 1997 as Exhibit 99.2 to the July 9 Form 8-K and incorporated herein by reference).

      4.36       --          Option Exercise and Lending Commitment Agreement by and between Nextel and Digital Radio,
                             L.L.C., dated as of June 16, 1997 (filed on July 9, 1997 as Exhibit 10.1 to the July 9 Form 8-K and
                             incorporated herein by reference).

      4.37       --          Option Purchase Agreement by and among Nextel and Unrestricted Subsidiary Funding Company and
                             Option Acquisition, L.L.C., dated as of June 16, 1997 (filed on July 9, 1997 as Exhibit 10.3 to the
                             July 9 Form 8-K and incorporated herein by reference).

      4.38       --          Option Agreement (First New Option) by and between Option Acquisition, L.L.C. and Nextel, dated as of June 18, 1997 (filed on July 9, 1997 as Exhibit 10.4 to the July 9 Form 8-K and incorporated herein by reference).

      4.39       --          Option Agreement (Second New Option) by and between Option Acquisition, L.L.C. and Nextel, dated as of June 18, 1997 (filed on July 9, 1997 as Exhibit 10.5 to the July 9 Form 8-K and incorporated herein by reference).

      4.40       --          Certificate of Designation for 13% Series D Exchangeable Preferred Stock (filed on July 22, 1997 as
                             Exhibit 4.1 to Nextel's Current Report on Form 8-K dated July 21, 1997 and incorporated herein by reference).

      4.41       --          Amendment No. 2 dated as of June 3, 1997 to the Bank Credit Agreement (filed on August 5, 1997 as
                             Exhibit 4.41 to Nextel's Registration Statement No. 333-28461 on Form S-3 (the "August S-3
                             Registration Statement") and incorporated herein by reference).

      4.42       --          Amendment No. 2 dated as of June 3, 1997 to the Vendor Credit Agreement (filed on August 5, 1997 as
                             Exhibit 4.42 to the August S-3 Registration Statement and incorporated herein by reference).

      4.43       --          Amendment No. 3 dated as of August 20, 1997, to the Bank Credit Agreement (filed on September 5,
                             1997 as Exhibit 99.1 to Nextel's Current Report on Form 8-K dated September 5, 1997 (the "September
                             5 Form 8-K) and incorporated herein by reference).

      4.44       --          Amendment No. 3 to the Vendor Credit Agreement, dated as of August 29, 1997, amending the Vendor
                             Credit Agreement (filed on September 5, 1997 as Exhibit 99.2 to the September 5 Form 8-K and
                             incorporated herein by reference).

      4.45       --          Second Secured Vendor Financing Agreement dated as of August 29, 1997, among Nextel, Nextel
                             Finance Company and the other Restricted Companies thereto and the Vendor Lenders thereto (the
                             "Second Vendor Financing Agreement") (filed as Exhibit 99.3 to the September 5 Form 8-K and incorporated herein by reference).

      4.46       --          Amendment No. 4 dated as of September 10, 1997 to the Bank Credit Agreement (filed on September
                             22, 1997 as Exhibit 4.2 to Nextel's Current Report on Form 8-K dated September 22, 1997 (the
                             "September 22 Form 8-K") and incorporated herein by reference).

      4.47       --          Amendment No. 4 dated as of September 10, 1997 to the Vendor Credit Agreement (filed on
                             September 22, 1997 as Exhibit 4.3 to the September 22 Form 8-K and incorporated herein by reference).

      4.48       --          Amendment No. 1 to the Second Vendor Financing Agreement dated as of September 10, 1997 (filed on September 22, 1997 as Exhibit 4.4 to the September 22 Form 8-K and incorporated herein by reference).

      4.49       --          Indenture between Nextel and Harris Trust and Savings Bank, as Trustee, dated September 17, 1997
                             (filed on November 26, 1997 as Exhibit 4.49 to Nextel's Registration Statement No. 333-41097 on
                             Form S-4 (the "September Notes Registration Statement") and incorporated herein by reference).

      4.50       --          Form of Nextel's 13% Series D Exchangeable Preferred Stock Certificate (filed on November 4, 1997 as Exhibit 4.50 to Nextel's Registration Statement No. 333-39411 on Form S-4 (the "Preferred Stock
                             Registration Statement") and incorporated herein by reference).

      4.51       --          Registration Rights Agreement by and among Nextel, Morgan Stanley & Co. Incorporated and
                             Donaldson, Lufkin & Jenrette Securities Corporation dated July 21, 1997 (filed on November 4, 1997 as Exhibit 4.51 to the Preferred Stock Registration Statement and incorporated herein by reference).

      4.52       --          Form of Indenture related to the Exchange Debentures (the "Exchange Debenture Indenture") (filed on
                             November 4, 1997 as Exhibit 4.52 to the Preferred Stock Registration Statement and incorporated herein by reference).

      4.53       --          Form of Note to be issued pursuant to the Exchange Debenture Indenture (included in Exhibit 4.52).

      4.54       --          Indenture between Nextel and Harris Trust and Savings Bank, as Trustee, dated as of October 22, 1997
                             (filed on December 9, 1997 as Exhibit 4.54 to Nextel's Registration Statement No. 333-41747 on Form
                             S-4 (the "October Notes Registration Statement") and incorporated herein by reference).

      4.55       --          Amendment No. 5 dated as of October 9, 1997 to the Bank Credit Agreement (filed on October 23,
                             1997 as Exhibit 4.2 to Nextel's Current Report on Form 8-K dated October 23, 1997 (the "October 23
                             Form 8-K") and incorporated herein by reference).

      4.56       --          Amendment No. 5 dated as of October 9, 1997 to the Vendor Credit Agreement (filed on October 23,
                             1997 as Exhibit 4.3 to the October 23 Form 8-K and incorporated herein by reference).

      4.57       --          Amendment No. 2 dated as of October 9, 1997 to the Second Vendor Financing Agreement (filed on
                             October 23, 1997 as Exhibit 4.4 to the October 23 Form 8-K and incorporated herein by reference).

      4.58       --          Registration Rights Agreement dated September 17, 1997 by and among Nextel, Merrill Lynch, Pierce,
                             Fenner & Smith Incorporated, TD Securities (USA) Inc., Lehman Brothers Inc., and NationsBank
                             Capital Markets, Inc. (filed on November 26, 1997 as Exhibit 4.58 to the September Notes Registration
                             Statement and incorporated herein by reference).

      4.59       --          Registration Rights Agreement dated October 22, 1997 by and among Nextel, Morgan Stanley & Co.
                             Incorporated, Chase Securities Inc., J.P. Morgan Securities Inc., NationsBanc Montgomery Securities,
                             Inc., TD Securities (USA) Inc., and Credit Suisse First Boston Corporation (filed on December 9, 1997 as Exhibit 4.59 to the October Notes Registration Statement and incorporated herein by reference).

      4.60       --          Form of Redeemable Warrant (filed on April 26, 1996 as Exhibit 4.3 to Nextel's Registration Statement
                             No. 333-1290 on Form S-4 and incorporated herein by reference).

      *5         --          Opinion of Jones, Day, Reavis & Pogue re validity.

     23.1        --          Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5).

     +23.2       --          Consent of Deloitte & Touche LLP.

     *24.1       --          Powers of Attorney, excluding Messrs. Shindler and Arendt.

     +24.2       --          Powers of Attorney for Messrs. Shindler and Arendt.


----------

* Previously filed.

+ Filed herewith.


ITEM 22. UNDERTAKINGS.

         The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                 (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the "Securities Act");

                 (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

                 (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (4) That, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to
Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (5) That prior to any public reoffering of the securities registered hereunder through use of a prospectus which is part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

         (6) That every prospectus: (i) that is filed pursuant to paragraph (5) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule

415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (7) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

         (8) To respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

         (9) To supply by means of a post-effective amendment all information concerning a transaction, and the Company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of McLean, in the Commonwealth of Virginia, on the 5th day of January, 1998.

                                     NEXTEL COMMUNICATIONS, INC.

                                     By: /S/ THOMAS J. SIDMAN
                                         ----------------------------------
                                             THOMAS J. SIDMAN
                                         VICE PRESIDENT AND GENERAL COUNSEL

         Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:


               NAME                                        TITLE                                DATE
   ------------------------------          --------------------------------------        -------------------

                 *                                Chairman of the Board,
   ------------------------------           Chief Executive Officer and Director
         DANIEL F. AKERSON                     (Principal Executive Officer)


                 *                          Vice President and Chief Financial
   ------------------------------          Officer (Principal Financial Officer)
        STEVEN M. SHINDLER

                 *                             Vice President and Controller
   ------------------------------              (Principal Accounting Officer)
          WILLIAM ARENDT

                 *                            Vice Chairman of the Board and
   ------------------------------                         Director
         MORGAN E. O'BRIEN

                                            President, Chief Operating Officer
   ------------------------------                       and Director
        TIMOTHY M. DONAHUE

                 *                                       Director
   ------------------------------
           KEITH J. BANE

                 *                                       Director
   ------------------------------
          CRAIG O. MCCAW

                 *                                       Director
   ------------------------------
         KEISUKE NAKASAKI

                 *                                       Director
   ------------------------------
         MASAAKI TORIMOTO

                 *                                       Director
   ------------------------------
        DENNIS M. WEIBLING

                                                         Director
   ------------------------------
      WILLIAM E. CONWAY, JR.

                                                         Director
   ------------------------------
         FRANK M. DRENDEL

        /S/ THOMAS J. SIDMAN                          Attorney-in-fact                 January 5, 1998
   ------------------------------
          THOMAS J. SIDMAN

                                    EXHIBITS


   EXHIBIT
   NUMBER                                     DESCRIPTION OF EXHIBITS                                               PAGE
   ------                 -------------------------------------------------------------------                  --------------
     4.1            --    Restated Certificate of Incorporation of Nextel (filed on July 31,                   Not applicable
                          1995 as Exhibits No. 4.1.1 and 4.1.2 to Nextel's
                          Post-Effective Amendment No. 1 on Form S-8 to
                          Registration Statement No. 33-91716 on Form S-4 (the
                          "Nextel S-8 Registration Statement") and incorporated
                          herein by reference).

     4.2            --    Amended and Restated By-laws of Nextel (filed on July 31, 1995 as                    Not applicable
                          Exhibit 4.2 to the Nextel S-8 Registration Statement and incorporated herein by reference).

     4.3            --    Indenture between Old Nextel and The Bank of New York, as Trustee,                   Not applicable
                          dated August 15, 1993 (the "August Indenture") (filed on December 23,
                          1993 as Exhibit No. 4.13 to the Registration Statement on Form S-4 of
                          the Company, No. 33-73388 and incorporated herein by reference).

     4.4            --    Form of Note issued pursuant to the August Indenture (included in                    Not applicable
                          Exhibit No. 4.3).

     4.5            --    Indenture between Old Nextel and The Bank of New York, as Trustee,                   Not applicable
                          dated Not applicable as of February 15, 1994 (the "February
                          Indenture") (filed on March 1, 1994 as Exhibit No. 4.1 to the Form
                          8-K of Old Nextel dated February 16, 1994 and incorporated herein by reference).

     4.6            --    Form of Note issued pursuant to the February Indenture (included in                  Not applicable
                          Exhibit No. 4.5).

     4.7            --    Supplemental Indenture, dated as of June 30, 1995 to the August                      Not applicable
                          Indenture Not applicable between Old Nextel and The Bank of New York
                          (filed on November 14, 1995 as Exhibit 4.1 to the Quarterly Report on
                          Form 10-Q of Nextel for the quarter ended September 30, 1995 and incorporated herein by reference).

     4.8            --    Supplemental Indenture, dated as of June 30, 1995 to the February Not                Not applicable
                          applicable Indenture between Old Nextel and The Bank of New York
                          (filed on November 14, 1995 as Exhibit 4.2 to the Quarterly Report on
                          Form 10-Q of Nextel for the quarter ended September 30, 1995 and incorporated herein by reference).

     4.9            --    Second Supplemental Indenture, dated as of July 28, 1995 between ESMR                Not applicable
                          Not applicable (now known as Nextel), as Successor by Merger to Old
                          Nextel and The Bank of New York (relating to the August Indenture)
                          (filed on November 14, 1995 as Exhibit 4.3 to the Quarterly Report on
                          Form 10-Q of Nextel for the quarter ended September 30, 1995 and incorporated herein by reference).

    4.10            --    Second Supplemental Indenture, dated as of July 28, 1995 between ESMR                Not applicable
                          (now known as Nextel), as Successor by Merger to Old Nextel and The
                          Bank of New York (relating to the February Indenture) (filed on
                          November 14, 1995 as Exhibit 4.4 to the Quarterly Report on Form 10-Q
                          of Nextel for the quarter ended September 30, 1995 and incorporated herein by reference).

    4.11            --    Third Supplemental Indenture, dated as of June 13, 1997 between                      Not applicable
                          Nextel and The Bank of New York (relating to the August Indenture)
                          (filed on June 17, 1997 as Exhibit 4.1 to Nextel's Current Report on
                          Form 8-K dated June 17, 1997 (the "June 17 Form 8-K") and
                          incorporated herein by reference).

    4.12            --    Third Supplemental Indenture, dated as of June 13, 1997 between                      Not applicable
                          Nextel and The Bank of New York (relating to the February Indenture)
                          (filed on June 17, 1997 as Exhibit 4.2 to the June 17, Form 8-K and
                          incorporated herein by reference).

    4.13            --    Indenture for Senior Redeemable Discount Notes due 2004, dated as of                 Not applicable
                          January 13, 1994, between OneComm (formerly called CenCall

                          Communications Corp.) and The Bank of New York (the "OneComm
                          Indenture") (filed on June 7, 1995 as Exhibit No. 99.2 to Old
                          Nextel's Registration Statement No. 33-93182 on Form S-4 (the
                          "OneComm S-4 Registration Statement") and incorporated herein by reference).

    4.14            --    Form of Note issued pursuant to the OneComm Indenture (included in                   Not applicable
                          Exhibit 4.11).

    4.15            --    Supplemental Indenture dated as of June 30, 1995 to the OneComm                      Not applicable
                          Indenture between OneComm (formerly called CenCall Communications
                          Corp.) and The Bank of New York (filed on November 14, 1995 as
                          Exhibit 10.12 to the Form 10-Q for the quarter ended September 30,
                          1995 and incorporated herein by reference).

    4.16            --    Second Supplemental Indenture dated as of July 28, 1995 between                      Not applicable
                          Nextel (formerly known as ESMR, Inc.), as successor to OneComm, and
                          The Bank of New York (relating to the OneComm Indenture) (filed on
                          November 14, 1995 as Exhibit 10.13 to the Form 10-Q for the quarter ended September 30, 1995 and incorporated herein by reference).

    4.17            --    Third Supplemental Indenture, dated as of June 13, 1997 between                      Not applicable
                          Nextel Not applicable and The Bank of New York (relating to the
                          February Indenture) (filed on June 17, 1997 as Exhibit 4.2 to the
                          June 17, Form 8-K and incorporated herein by reference).

    4.18            --    Indenture for Senior Redeemable Discount Notes due 2004, dated as of                 Not applicable
                          April 25, 1994, between Dial Call and The Bank of New York (the "2004
                          Indenture") (filed on June 7, 1995 as Exhibit 99.4 to the OneComm S-4
                          Registration Statement and incorporated herein by reference).

    4.19            --    Supplemental Indenture, dated as of August 7, 1995, to the 2004                      Not applicable
                          Indenture between Dial Call and The Bank of New York (filed on
                          December 5, 1995 as Exhibit 99.3 to Nextel's Registration Statement
                          No. 33-80021 on Form S-4 (the "Dial Page S-4 Registration Statement")
                          and incorporated herein by reference).

    4.20            --    Second Supplemental Indenture, dated as of January 30, 1996, to the                  Not applicable
                          2004 Indenture between Dial Page (as successor to Dial Call) and The
                          Bank of New York (filed on April 1, 1996 as Exhibit 4.26 to the
                          Annual Report on Form 10-K of Nextel for the year ended December 31,
                          1995 (the "1995 Form 10-K") and incorporated herein by reference).

    4.21            --    Third Supplemental Indenture, dated as of January 30, 1996, to the                   Not applicable
                          2004 Indenture between Nextel (as successor to Dial Page) and The
                          Bank of New York (filed on April 1, 1996 as Exhibit 4.27 to the 1995
                          Form 10-K and incorporated herein by reference).

    4.22            --    Fourth Supplemental Indenture, dated as of June 13, 1997 between                     Not applicable
                          Nextel and The Bank of New York (relating to the 2004 Indenture)
                          (filed on June 17, 1997 as Exhibit 4.3 to the June 17 Form 8-K and
                          incorporated herein by reference).

    4.23            --    Indenture for Senior Discount Notes due 2005, dated as of December                   Not applicable
                          22, 1993, between Dial Call and The Bank of New York (the "2005
                          Indenture") (filed as Exhibit 99.3 to the OneComm S-4 Registration
                          Statement and incorporated herein by reference).

    4.24            --    Supplemental Indenture, dated as of April 15, 1994, to the 2005                      Not applicable
                          Indenture between Dial Call and The Bank of New York (filed on April
                          1, 1996 as Exhibit 4.29 to the 1995 Form 10-K and incorporated herein by reference).

    4.25            --    Supplemental Indenture, dated as of June 30, 1995, to the 2005                       Not applicable
                          Indenture between Dial Call and The Bank of New York (filed on
                          December 5, 1995 as Exhibit 99.4 to the Dial Page S-4 Registration
                          Statement and incorporated herein by reference).

    4.26            --    Third Supplemental Indenture, dated as of January 30, 1996, to the                   Not applicable
                          2005 Indenture between Dial Page (as successor to Dial Call) and The
                          Bank of New York (filed on April 1, 1996 as Exhibit 4.31 to the 1995

                          Form 10-K and incorporated herein by reference).

    4.27            --    Fourth Supplemental Indenture, dated as of January 30, 1996, to the                  Not applicable
                          2005 Indenture between Nextel (as successor to Dial Page) and The
                          Bank of New York (filed on April 1, 1996 as Exhibit 4.32 to the 1995
                          Form 10-K and incorporated herein by reference).

    4.28            --    Fifth Supplemental Indenture, dated as of June 13, 1997 between                      Not applicable
                          Nextel and The Bank of New York (relating to the 2005 Indenture)
                          (filed on June 17, 1997 as Exhibit 4.4 to the June 17 Form 8-K and
                          incorporated herein by reference).

    4.29            --    Indenture for Senior Discount Notes due 2007, dated as of March 6,                   Not applicable
                          1997, between McCaw International and The Bank of New York, as
                          Trustee (the "McCaw Indenture") (filed on March 31, 1997 as Exhibit
                          4.24 to Nextel's Annual Report on Form 10-K for the year ended
                          December 31, 1996 (the "1996 Form 10-K") and incorporated herein by reference).

    4.30            --    Form of Note issued pursuant to the McCaw Indenture (included in
                          Exhibit 4.24).

    4.31            --    Warrant Agreement, dated as of March 6, 1997, between McCaw                          Not applicable
                          International and The Bank of New York (filed on March 31, 1997 as
                          Exhibit 4.26 to the 1996 Form 10-K and incorporated herein by reference).

    4.32            --    Credit Agreement dated as of September 27, 1996 among Nextel, NFC,                   Not applicable
                          the Restricted Companies party thereto, the Lenders party thereto,
                          Toronto-Dominion (Texas) Inc., as Administrative Agent, and The Chase
                          Manhattan Bank, as Collateral Agent (the "Bank Credit
                          Agreement") (filed on October 1, 1996 as Exhibit 99.1
                          to Nextel's Current Report on Form 8-K dated September
                          27, 1996 (the "September 27 Form 8-K") and
                          incorporated herein by reference).

    4.33            --    Amendment No. 1 dated as of March 24, 1997 to the Bank Credit                        Not applicable
                          Agreement (filed on July 9, 1997 as Exhibit 99.1 to Nextel's Current
                          Report on Form 8-K dated July 9, 1997 (the "July 9 Form 8-K") and incorporated herein by reference).

    4.34            --    Amended, Restated and Consolidated Credit Agreement dated as of                      Not applicable
                          September 27, 1996 among Nextel, Nextel Finance Company, the
                          Restricted Companies party thereto and the Vendors party thereto (the
                          "Vendor Credit Agreement") (filed on October 1, 1996 as Exhibit 99.2 to the September 27 Form 8-K and incorporated herein by reference).

    4.35            --    Amendment No. 1 dated as of March 24, 1997 to the Vendor Credit                      Not applicable
                          Agreement (filed on July 9, 1997 as Exhibit 99.2 to the July 9 Form
                          8-K and incorporated herein by reference).

    4.36            --    Option Exercise and Lending Commitment Agreement by and between                      Not applicable
                          Nextel and Digital Radio, L.L.C., dated as of June 16, 1997 (filed on
                          July 9, 1997 as Exhibit 10.1 to the July 9 Form 8-K and incorporated herein by reference).

    4.37            --    Option Purchase Agreement by and among Nextel and Unrestricted                       Not applicable
                          Subsidiary Funding Company and Option Acquisition, L.L.C., dated as of June 16, 1997 (filed on July 9, 1997 as Exhibit 10.3 to the July 9
                          Form 8-K and incorporated herein by reference).

    4.38            --    Option Agreement (First New Option) by and between Option                            Not applicable
                          Acquisition, L.L.C. and Nextel, dated as of June 18, 1997 (filed on
                          July 9, 1997 as Exhibit 10.4 to the July 9 Form 8-K and incorporated herein by reference).

    4.39            --    Option Agreement (Second New Option) by and between Option                           Not applicable
                          Acquisition, L.L.C. and Nextel, dated as of June 18, 1997 (filed on
                          July 9, 1997 as Exhibit 10.4 to the July 9 Form 8-K and incorporated herein by reference).

    4.40            --    Certificate of Designation for 13% Series D Exchangeable Preferred                   Not applicable
                          Stock (filed on July 22, 1997 as Exhibit 4.1 to Nextel's Current

                          Report on Form 8-K dated July 21, 1997 and incorporated herein by reference).

    4.41            --    Amendment No. 2 dated as of June 3, 1997 to the Bank Credit Agreement                Not applicable
                          (filed on August 5, 1997 as Exhibit 4.41 to Nextel's Registration
                          Statement No. 333-28461 on Form S-3 (the "August S-3 Registration
                          Statement") and incorporated herein by reference).

    4.42            --    Amendment No. 2 dated as of June 3, 1997 to the Vendor Credit                        Not applicable
                          Agreement (filed on August 5, 1997 as Exhibit 4.42 to the August S-3
                          Registration Statement and incorporated herein by reference).

    4.43            --    Amendment No. 3 dated as of August 20, 1997, to the Bank Credit                      Not applicable
                          Agreement (filed on September 5, 1997 as Exhibit 99.1 to Nextel's
                          Current Report on Form 8-K dated September 5, 1997 (the "September 5
                          Form 8-K") and incorporated herein by reference).

    4.44            --    Amendment No. 3 dated as of August 29, 1997, to the Vendor Credit                    Not applicable
                          Agreement (filed on September 5, 1997 as Exhibit 99.2 to the
                          September 5 Form 8-K and incorporated herein by reference).

    4.45            --    Second Secured Vendor Financing Agreement dated as of August 29, 1997                Not applicable
                          among Nextel, Nextel Finance Company and the other Restricted
                          Companies thereto and the Vendor Lenders thereto (the "Second Secured
                          Vendor Financing Agreement") (filed as Exhibit 99.3 to the September
                          5 Form 8-K and incorporated herein by reference).

    4.46            --    Amendment No. 4 dated as of September 10, 1997 to the Bank Credit                    Not applicable
                          Agreement (filed on September 22, 1997, as Exhibit 4.2 to Nextel's
                          Current Report on Form 8-K dated September 22, 1997 (the "September
                          22 Form 8-K") and incorporated herein by reference).

    4.47            --    Amendment No. 4 dated as of September 10, 1997 to the Vendor Credit                  Not applicable
                          Agreement (filed on September 22, 1997, as Exhibit 4.3 to the
                          September 22 Form 8-K and incorporated herein by reference).

    4.48            --    Amendment No. 1 dated as of September 10, 1997 to the Second Vendor                  Not applicable
                          Financing Agreement (filed on September 22, 1997 as Exhibit 4.4 to the September 22 Form 8-K and incorporated herein by reference).

    4.49            --    Indenture between Nextel and Harris Trust and Savings Bank, as                       Not applicable
                          Trustee, dated September 17, 1997 (filed on November 26, 1997 as
                          Exhibit 4.49 to Nextel's Registration Statement No. 333-41097 on Form
                          S-4 (the "September Notes Registration Statement") and incorporated herein by reference).

    4.50            --    Form of Nextel's 13% Series D Exchangeable Preferred Stock                           Not applicable
                          Certificate (filed on November 4, 1997 as Exhibit 4.50 to Nextel's
                          Registration Statement No. 333-39411 on Form S-4 (the "Preferred
                          Stock Registration Statement) and incorporated herein by reference).

    4.51            --    Registration Rights Agreement by and among Nextel, Morgan Stanley &                  Not applicable
                          Co. Incorporated and Donaldson, Lufkin & Jenrette Securities
                          Corporation dated July 21, 1997 (filed on November 4, 1997 as Exhibit
                          4.51 to the Preferred Stock Registration Statement and incorporated herein by reference).

    4.52            --    Form of Indenture related to the Exchange Debentures (the "Exchange                  Not applicable
                          Debenture Indenture") (filed on November 4, 1997 as Exhibit 4.52 to the Preferred Stock Registration Statement and incorporated herein by reference).

    4.53            --    Form of Note to be issued pursuant to the Exchange Debenture                         Not applicable
                          Indenture (included in Exhibit 4.52).

    4.54            --    Indenture between Nextel and Harris Trust and Savings Bank, as                       Not applicable
                          Trustee, dated as of October 22, 1997 (filed on December 9, 1997 as Exhibit 4.54 to Nextel's Registration Statement No. 333-41747 on
                          Form S-4 (the "October Notes Registration Statement")
                          and incorporated herein by reference).

    4.55            --    Amendment No. 5 dated as of October 9, 1997 to the Bank Credit                       Not applicable
                          Agreement (filed on October 23, 1997 as Exhibit 4.2 to Nextel's

                          Current Report on Form 8-K dated October 23, 1997 (the "October 23 Form
                          8-K") and incorporated herein by reference).

    4.56            --    Amendment No. 5 dated as of October 9, 1997 to the Vendor Credit                     Not applicable
                          Agreement (filed on October 23, 1997 as Exhibit 4.3 to the October 23
                          Form 8-K and incorporated herein by reference).

    4.57            --    Amendment No. 2 dated as of October 9, 1997 to the Second Vendor                     Not applicable
                          Financing Agreement (filed on October 23, 1997 as Exhibit 4.4 to the
                          October 23 Form 8-K and incorporated herein by reference).

    4.58            --    Registration Rights Agreement dated September 17, 1997 by and among                  Not applicable
                          Nextel, Merrill Lynch, Pierce, Fenner & Smith Incorporated, TD
                          Securities (USA) Inc., Lehman Brothers Inc., and NationsBank Capital
                          Markets, Inc. (filed on November 26, 1997 as Exhibit 4.58 to the
                          September Notes Registration Statement and incorporated herein by reference).

    4.59            --    Registration Rights Agreement dated October 22, 1997 by and among                    Not applicable
                          Nextel, Morgan Stanley & Co. Incorporated, Chase Securities Inc.,
                          J.P. Morgan Securities Inc., NationsBanc Montgomery Securities, Inc.,
                          TD Securities (USA) Inc., and Credit Suisse First Boston Corporation (filed on December 9, 1997 as Exhibit 4.59 to the October Notes Registration
                          Statement and incorporated herein by reference).

    4.60            --    Form of Redeemable Warrant (filed on April 26, 1996 as Exhibit 4.3 to                Not applicable
                          Nextel's Registration Statement No. 333-1290 on Form S-4 and
                          incorporated herein by reference).

      *5            --    Opinion of Jones, Day, Reavis & Pogue re validity.                                   Not applicable

    23.1            --    Consent of Jones, Day, Reavis & Pogue (included in Exhibit 5).

   +23.2            --    Consent of Deloitte & Touche LLP.

   *24.1            --    Powers of Attorney, excluding Messrs. Shindler and Arendt.                           Not applicable

   +24.2            --    Powers of Attorney for Messrs. Shindler and Arendt.

----------


* Previously filed.

+ Filed herewith.


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